UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                            KORN/FERRY INTERNATIONAL
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   500643200
                                 (CUSIP Number)

                                 DAVID L. LOWE
                       FRIEDMAN FLEISCHER & LOWE GP, LLC
                         ONE MARITIME PLAZA, SUITE 1000
                        SAN FRANCISCO, CALIFORNIA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 March 10, 2005
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)





--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  500643200                                    SCHEDULE 13D              PAGE 2 OF 8 PAGES


      1      NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS, L.P.

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                  (b) [X]

      3      SEC USE ONLY

      4      SOURCE OF FUNDS*

             OO

     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                [   ]

             NOT APPLICABLE
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             FRIEDMAN  FLEISCHER & LOWE CAPITAL  PARTNERS,  L.P. IS ORGANIZED
             UNDER THE LAWS OF THE STATE OF DELAWARE.

                   7    SOLE VOTING POWER
   NUMBER OF
     SHARES             976,157 (INCLUDING SHARES ISSUABLE UPON EXERCISE OF WARRANTS)
 BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
     EACH
  REPORTING             0
 PERSON WITH
                   9    SOLE DISPOSITIVE POWER

                        976,157 (INCLUDING SHARES ISSUABLE UPON EXERCISE OF WARRANTS)

                  10    SHARED DISPOSITIVE POWER

                        0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               976,157 (INCLUDING SHARES ISSUABLE UPON EXERCISE OF WARRANTS) (SEE ITEM 5)

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   [   ]

               NOT APPLICABLE

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               APPROXIMATELY 2.44%  (SEE ITEM 5)

     14        TYPE OF REPORTING PERSON *

               PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.  500643200                                    SCHEDULE 13D              PAGE 3 OF 8 PAGES

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             FFL EXECUTIVE PARTNERS, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                  (b) [X]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
             OO

     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d)or 2(e)                                 [   ]

             NOT APPLICABLE

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             FFL EXECUTIVE PARTNERS, L.P. IS ORGANIZED UNDER THE LAWS OF THE
             STATE OF DELAWARE.

                   7    SOLE VOTING POWER
    NUMBER OF           17,661 (INCLUDING SHARES ISSUABLE UPON EXERCISE OF WARRANTS)
     SHARES
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH              0
   REPORTING
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                        17,661 (INCLUDING SHARES ISSUABLE UPON EXERCISE OF WARRANTS)

                  10    SHARED DISPOSITIVE POWER

                        0
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,661 (INCLUDING SHARES ISSUABLE UPON EXERCISE OF WARRANTS) (SEE ITEM 5)

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                            [   ]

               NOT APPLICABLE

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               APPROXIMATELY 0.05%  (SEE ITEM 5)

     14        TYPE OF REPORTING PERSON *

               PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                     KORN/FERRY INTERNATIONAL SCHEDULE 13D
                                AMENDMENT NO. 3

NOTE: This Amendment No. 3 amends a Statement on Schedule 13D/A filed on October 1, 2004 by Friedman Fleischer & Lowe Capital Partners, L.P., a Delaware limited partnership ("FFL Capital Partners"), and FFL Executive Partners, L.P., a Delaware limited partnership ("FFL Executive Partners," and together with FFL Capital Partners, the "FFL Funds" or the "Reporting Persons"). This Amendment No. 3 is filed on behalf of FFL Funds.

     This Amendment No. 3 is being filed to reflect the sale by FFL Funds of 3,179 shares of 7.5% Convertible Series A Preferred Stock, of Korn/Ferry International (the "Issuer") and 7.5% Convertible Subordinated Notes Due 2010 of the Issuer with an aggregate principal amount of $12,717,000 (collectively, the "Convertible Securities"), all of which are convertible into the aggregate amount of 1,560,000 shares of the Issuer's Common Stock, to Credit Suisse First Boston International pursuant to a Forward Sale Contract entered into as of March 10, 2005. The Forward Sale Contract provides that the Reporting Persons will be required to deliver the Convertible Securities in March, 2007. There has been no change in the information set forth in response to Item 1 or 2 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 3.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended to add the following:

     On March 10, 2005 FFL Funds sold 3,179 shares of the 7.5% Convertible Series A Preferred Stock and 7.5% Convertible Subordinated Notes Due 2010 with an aggregate principal amount of $12,717,000, all of which are convertible into the aggregate amount of 1,560,000 shares of the Issuer's Common Stock, to Credit Suisse First Boston International pursuant to a Forward Sale Contract. The Forward Sale Contract provides that the Reporting Persons will be required to deliver the Convertible Securities in March, 2007.

ITEM 4.    PURPOSE OF TRANSACTION

     Item 4 is amended to read as follows:

     As described above, FFL Funds entered into a Forward Sale Contract whereby it sold the Convertible Securities. On an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock and other equity securities, other available investment opportunities, money and stock market conditions and other future developments, the Reporting Persons have decided to sell part of its holdings of the Issuer's Common Stock in such forward sale contract for the purpose of raising capital.

     Except as set forth in this Schedule 13D/A, none of the Reporting Persons has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions, subject to any applicable terms and conditions in the Investor Rights Agreement, which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the New York Stock Exchange or causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Exchange Act.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     Items 5(a), 5(b), 5(c) and 5(e) are amended to read as follows:

     (a) The following table describes the number of shares of Common Stock issuable upon exercise or conversion of derivative securities and the percentage of outstanding shares of Common Stock that would be owned by the Reporting Persons upon such issuance. All percentages below are based on 39,992,391 shares of Common Stock issued and outstanding on March 8, 2005, as represented by the Issuer in its quarterly report on Form 10-Q for the quarter ended January 31, 2005, as filed on March 11, 2005.

        Name              Warrants        Preferred Stock           Notes          Total         Percent Ownership
        ----              --------        ---------------           -----          -----         -----------------

FFL Capital Partners      269,335             141,479              565,344        976,157             2.44%

FFL Executive              4,872                2,510               10,278         17,661             0.05%
Partners

Total  (FFL Funds)        274,207             143,989              575,622        993,818             2.49%

     (b) FFL Capital Partners. FFL Capital Partners has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 976,157 shares of Common Stock.

     FFL Executive Partners. FFL Executive Partners has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 17,661 shares of Common Stock.

     FFL GP. FFL GP may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 993,818 shares of Common Stock owned by FFL GP, as the general partner of each of the FFL Funds. FFL GP disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of its pecuniary interest therein, if any.

     The Managing Members. The Managing Members may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 993,818 shares of Common Stock owned by the FFL Funds as managing members of FFL GP. Each of the Managing Members disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of his pecuniary interest therein, if any.

     (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of Common Stock (or in Common Stock equivalents) during the past 60 days.

     (d) The FFL Funds ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on March 10, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Reference is hereby made to the information disclosed under Items 3 and 4 of the Schedule 13D, Schedule 13D/A (No. 1), Schedule 13D/A (No. 2) and Schedule 13D/A (No. 3) and is incorporated by reference in response to this Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -    Which was previously filed, is the Certificate of Designations of 7.5% Convertible Series A Preferred Stock (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June
               18, 2002).

Exhibit 2 -    Which was previously filed, is the Form of 7.5% Convertible
               Subordinated Notes Due 2010 (incorporated by reference to the
               Issuer's Form 8-K filed with the SEC on June 18, 2002).

Exhibit 3 -    Which was previously filed, is the Credit Agreement, dated as of
               February 14, 2003, made by the Issuer, the Lenders (as defined therein) and Wells Fargo Bank, National Association
               (incorporated by reference to the Issuer's Form 10-Q filed with the SEC on March 17, 2003).

Exhibit 4 -    Which was previously filed, is the Form of Stock Purchase
               Warrant (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18, 2002).

Exhibit 5 -    Which was previously filed, is the Investor Rights Agreement, dated as of June 13, 2002, made by and among the Issuer and the FFL Funds (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18, 2002).

Exhibit 6 -    Form of Forward Sale Contracts, dated March 15, 2005, by and between FFL Funds and Credit Suisse First Boston International.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       INVESTORS:

Dated:  March 15, 2005                 Friedman Fleischer & Lowe CAPITAL
                                       PARTNERS, L.P.

                                       By: Friedman Fleischer & Lowe GP, LLC,
                                           its general partner


                                       By: /s/ David Lowe
                                       Name: David Lowe
                                       Title:  Senior Managing Member


Dated:  March 15, 2005                 FFL Executive Partners, L.P.

                                       By: Friedman Fleischer & Lowe GP, LLC,
                                           its general partner


                                       By: /s/  David Lowe
                                       Name: David Lowe
                                       Title:  Senior Managing Member

                                 EXHIBIT INDEX


Exhibit        Description

1 Certificate of Designations of 7.5% Convertible Series A Preferred Stock (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18, 2002)

2 Form of 7.5% Convertible Subordinated Notes Due 2010 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18, 2002).

3 Credit Agreement, dated as of February 14, 2003, made by the Issuer, the Lenders (as defined therein) and Wells Fargo Bank, National Association (incorporated by reference to the Issuer's Form 10-Q filed with the SEC on March 17, 2003).

4 Form of Stock Purchase Warrant (incorporated by reference to the Issuer's Form 8 K filed with the SEC on June 18, 2002).

5 Investor Rights Agreement, dated as of June 13, 2002, made by and among the Issuer and the FFL Funds (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18, 2002).

6 Form of Forward Sale Contracts, dated March 15, 2005, by and between FFL Funds and Credit Suisse First Boston International.

                                                                       EXHIBIT 6

------------------------------------------------------------------------------
PREPAID FORWARD TRANSACTION
------------------------------------------------------------------------------

                                                                March 15, 2005

Friedman Fleischer & Lowe Capital Partners, L.P.
One Maritime Plaza, Suite 1000
San Francisco, CA  94111

Credit Suisse First Boston International
One Cabot Square
London E14 4QJ


External ID: 9183174    - Risk ID:  40063498

------------------------------------------------------------------------------

Dear Sir or Madam,

The purpose of this letter agreement (this "CONFIRMATION") is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the "TRANSACTION"). This Confirmation constitutes a "Confirmation" as referred to in the Agreement specified below.

In this Confirmation, "CSFB" means Credit Suisse First Boston International, "COUNTERPARTY" means Friedman Fleischer & Lowe Capital Partners, L.P. and "AGENT" means Credit Suisse First Boston LLC, solely in its capacity as agent for CSFB and Counterparty.

1. The definitions and provisions contained in the 2000 ISDA Definitions (the "2000 DEFINITIONS") and the 2002 ISDA Equity Derivatives Definitions (the "2002 Definitions" and, together with the 2000 Definitions, the "DEFINITIONS"), each as published by the International Swaps and Derivatives Association, Inc. ("ISDA"), are incorporated into this Confirmation. In the event of any inconsistency between the 2000 Definitions and the 2002 Definitions, the 2002 Definitions will govern. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern. The Transaction shall be deemed to be a Share Forward Transaction within the meaning set forth in the Equity Definitions.

     This Confirmation shall supplement, form a part of and be subject to an agreement (the "AGREEMENT") in the form of the 1992 ISDA Master Agreement (Multicurrency - Cross Border) (the "ISDA FORM"), as published by the International Swaps and Derivatives Association, Inc., as if CSFB and Counterparty had executed the ISDA Form (without any Schedule thereto) on the date hereof. All provisions contained in the Agreement are incorporated into and shall govern this Confirmation except as expressly modified below. This Confirmation evidences a complete and binding agreement between you and us as to the terms of the Transaction and relates and replaces any previous agreement between us with respect to the subject matter hereof, including the agreement entitled "Physically Settled Forward Contract on Korn Ferry 7.5% Convertible Subordinated Note Executable Terms as of March 10, 2005" (the "TERM SHEET"). This Confirmation, together with all other confirmations or agreements between us referencing the ISDA Form, shall be deemed to supplement, form part of and be subject to the same, single Agreement.

     If there exists any ISDA Master Agreement between CSFB and Counterparty or any confirmation or other agreement between CSFB and Counterparty pursuant to which an ISDA Master Agreement is deemed to exist between CSFB and Counterparty, then notwithstanding anything to the contrary in such ISDA Master Agreement, such confirmation or agreement or any other agreement to which CSFB and Counterparty are parties, this Transaction shall not be considered a Transaction under, or otherwise governed by, such existing or deemed ISDA Master Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

     General Terms:

          Trade Date:                                  March 10, 2005

          Seller:                                      Counterparty

          Buyer:                                       CSFB

          Securities:                                  7.5% Convertible Subordinated Notes due
                                                       2010 of Korn/Ferry International (the
                                                       "ISSUER").

          Number of Securities:                        $12,491,530.97 aggregate principal
                                                       amount as of the Trade Date; the Number of
                                                       Securities shall be increased to reflect any
                                                       payments of interest  thereon in additional
                                                       Securities;further, in the event of any
                                                       exchange, substitution, redemption,
                                                       repurchase or similar transaction (whether in
                                                       whole or in part) with respect to the Number
                                                       of Securities pursuant to the terms thereof
                                                       and the instruments governing them or
                                                       applicable law, the Number of Securities
                                                       shall consist of any and all property
                                                       received upon such  transaction and any
                                                       remaining Securities, as determined by the
                                                       Calculation Agent.

          Shares                                       Common stock of the Issuer (Exchange
                                                       Symbol: "KFY")

          Number of Shares:                            the number of Shares into which the Number
                                                       of Securities is convertible (1,225,861.72 as
                                                       of the Trade Date); provided, however, that
                                                       any references to Number of Shares to be


                                                       Delivered shall be to the Number of
                                                       Securities

          Prepayment:                                  Applicable

          Prepayment Date:                             The later of (i) March 15, 2005 and (ii)
                                                       the earliest date on which all conditions
                                                       to CSFB's obligation to pay the  Prepayment
                                                       Amount have been satisfied, provided,
                                                       however, that in the case of (ii)  above,
                                                       if such conditions were not satisfied by
                                                       12:00 p.m. New York City time on such
                                                       date, then the Prepayment Date would be
                                                       the following Business Day

          Conditions to CSFB's Obligation
          to Pay Prepayment Amount:                    It shall be a condition to CSFB's obligation
                                                       to pay any Prepayment Amount hereunder
                                                       on any Prepayment Date that Counterparty
                                                       shall have performed its obligations under
                                                       paragraphs 4(a)-"Delivery of Collateral"
                                                       and 5-"Agreements to Deliver Documents",
                                                       below.

          Prepayment Amount:                           USD 24,799,182.68

          Variable Obligation:                         Not applicable

          Exchange:                                    The New York Stock Exchange

          Related Exchange(s):                         All Exchanges

     Settlement Terms:

          Physical Settlement:                         Applicable

          Settlement Method Election:                  Not applicable

          Settlement Date                              2 years from the Trade Date, provided that
                                                       CSFB may elect to accelerate the Settlement
                                                       Date at anytime upon 1 Business Day's
                                                       notice and take immediate delivery of the
                                                       Number of Securities.

          Automatic Physical Settlement:               If (x) by 10:00  A.M., New York City time,
                                                       on the Settlement Date, Counterparty has
                                                       not otherwise effected delivery of the
                                                       Number of Shares to be Delivered and (y)
                                                       the Representation and Agreement set forth


                                                       in Section 9.11 of the 2002 Definitions
                                                       are true and satisfied (or, at the
                                                       absolute discretion of CSFB, such
                                                       Representation and Agreement are not true
                                                       or satisfied) with respect to the
                                                       collateral then held hereunder by or on
                                                       behalf of CSFB, then the delivery required
                                                       by Section 9.2 of the Equity Definitions
                                                       shall be effected, in whole or in part, as
                                                       the case may be, by delivery from the
                                                       Collateral Account (as defined  below under
                                                       "Collateral") to CSFB of the Number of
                                                       Securities.

          Settlement Currency:                         USD

     Interest and Other Payments:

          Payment Obligation by Counterparty:          Counterparty shall immediately upon receipt
                                                       thereof pay to CSFB any and all interest,
                                                       distributions, coupons and other payments
                                                       (other than interest payments in kind which
                                                       shall be added to the Number of Securities
                                                       and the Collateral) received in respect of the
                                                       Securities.

     Sections 11 and 12 of the
     2002 Definitions:                                 Not Applicable

     Non-Reliance:                                     Applicable

     Agreements and Acknowledgments
     Regarding Hedging Activities:                     Applicable

     Additional Acknowledgments:                       Applicable

     Credit Support Documents:                         Section 4 shall be a Credit Support
                                                       Document under the Agreement with respect
                                                       to Counterparty.

                                                       Guarantee dated May 16, 2001 made by
                                                       Credit Suisse First Boston (USA), Inc., a
                                                       Delaware corporation, in favor of each and
                                                       every counterparty to one or more Financial
                                                       Transactions (as defined therein) with CSFB
                                                       shall be a Credit Support Document under
                                                       the Agreement with respect to CSFB.

     Account Details:



          Payments to CSFB:                            To be advised under separate cover prior to
                                                       the Trade Date

          Payments to Counterparty:                    Bank: Bank of America
                                                       Address:  345 Montgomery Street
                                                         Concourse Level
                                                         San Francisco, CA  94104
                                                       ABA #:  121-000-358
                                                       Account #:  14994-05999
                                                       Account Name:  Friedman Fleischer & Lowe
                                                        Capital Partners, L.P.

          Delivery of Securities/Shares to CSFB:       To be advised

          Calculation Agent:                           CSFB. The Calculation Agent will have no
                                                       responsibility for good faith errors or
                                                       omissions in any determination under the
                                                       Transaction.

3.   Other Provisions:

          ADDITIONAL REPRESENTATIONS AND WARRANTIES OF COUNTERPARTY:

               Counterparty hereby represents and warrants to CSFB as of the date hereof that:

               1. From the date three months prior to the date of the Term Sheet, neither Counterparty nor any person who would be considered to be the same "person" as Counterparty or "acting in concert" with Counterparty (as such terms are used in clauses (a)(2) and (e)(3)(vi) of Rule 144 under the Securities Act of 1933, as amended (the "SECURITIES ACT")) has, without the written consent of CSFB, sold any Shares or hedged (through swaps, options, short sales or otherwise) any long position in the Shares. Counterparty does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act. Shares of common stock of the Issuer issuable upon conversion of the Securities would, upon sale of such shares, be considered securities "acquired from the issuer for a consideration consisting solely of other securities of the same issuer surrendered for conversion" for the purposes of Rule 144.

               2. Counterparty is an "eligible contract participant" as such term is defined in Section 1(a)(12) of the Commodity Exchange Act, as amended.

               3. Counterparty was not on the Trade Date, and is not on the date hereof, in possession of any material non-public information regarding the Issuer. None of the transactions contemplated herein will violate any corporate policy of the Issuer or other rules or regulations of the Issuer applicable to Counterparty or its affiliates, including, but not limited to, the Issuer's window period policy.

               4. On the Trade Date, Counterparty filed, in the manner contemplated by Rule 144(h) under the Securities Act, a notice on Form 144 relating to the Transaction contemplated hereby in form and substance that CSFB has informed Counterparty is acceptable to CSFB.

               5. All representations and warranties of Counterparty contained in the Term Sheet were true and correct as of the times such representations and warranties were made or repeated or deemed to be made or repeated under the Term Sheet and Counterparty has performed all of the covenants and obligations to be performed by Counterparty on or prior to the date hereof under the Term Sheet.

               6. Counterparty is not and, after giving effect to the transactions contemplated hereby, will not be an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

               7. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty hereunder, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages.

               8. Counterparty's holding period (calculated in accordance with Rule 144(d) under the Securities Act) with respect to the Initial Pledged Items commenced on June 13, 2002. Counterparty agrees that Counterparty has not (i) created or permitted to exist any Lien (other than the Security Interests) or any Transfer Restriction (other than the Existing Transfer Restrictions) upon or with respect to the Collateral, (ii) sold or otherwise disposed of, or granted any option with respect to, any of the Collateral or (iii) entered into or consented to any agreement (other than, in the case of clause (x), this Confirmation) (x) that restricts in any manner the rights of any present or future owner of any Collateral with respect thereto or (y) pursuant to which any person other than Counterparty, CSFB and any securities intermediary through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have Control in respect of any Collateral. "CONTROL" means "control" as defined in Section 8-106 and 9-106 of the Uniform Commercial Code as in effect in the State of New York ("UCC").

               9. Other than financing statements or other similar or equivalent documents or instruments with respect to the Security Interests, no financing statement, security agreement or similar or equivalent document or instrument covering all or any part of the Collateral is on file or of record in any jurisdiction in which such filing or recording would be effective to perfect a lien, security interest or other encumbrance of any kind on such Collateral.

               10. All Collateral consisting of securities and all financial assets underlying Collateral consisting of security entitlements (each as defined in Section 8-102 of the UCC) at any time pledged hereunder is and will be issued by an issuer organized under the laws of the United States, any State thereof or the District of Columbia and is and will be (i) certificated (and the certificate or certificates in respect of such securities or financial assets are and will be located in the United States) and registered in the name of Counterparty or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States or (ii) uncertificated and either registered in the name of Counterparty or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States; provided that this representation shall not be deemed to be breached if, at any time, any such Collateral is issued by an issuer that is not organized under the laws of the United States, any State thereof or the District of Columbia, and the parties hereto agree to procedures or amendments hereto necessary to enable CSFB to maintain a valid and continuously perfected security interest in such Collateral, in respect of which CSFB will have Control, subject to no prior Lien. The parties hereto agree to negotiate in good faith any such procedures or amendments.

               11.  Counterparty's "location" (as defined in Section 9-307 of
                    UCC) is the state of Delaware. The following is the mailing address, county and state of each chief executive office not at such "location" maintained by Counterparty at any time during the past five years: One Maritime Plaza, Suite 1000, San Francisco, CA 94111.

          REPRESENTATIONS, WARRANTIES AND COVENANTS OF CSFB:

               1. CSFB represents to Counterparty that an affiliate of CSFB (the "CSFB AFFILIATE") is registered as a broker and a dealer with the Securities and Exchange Commission and is a "market maker" or a "block positioner", as such terms are used in Rule 144 under the Securities Act, with respect to the Shares.

               2. CSFB agrees that CSFB Affiliate shall, as promptly as practicable consistent with market conditions, introduce into the public market a quantity of securities of the same class as the Shares equal to the Number of Shares.

          U.S. PRIVATE PLACEMENT REPRESENTATIONS:

               Each of CSFB and Counterparty hereby represents and warrants to the other party as of the date hereof that:

               1. It is an "accredited investor" (as defined in Regulation D under the Securities Act) and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transaction, and it is able to bear the economic risk of the Transaction.

               2. It is entering into the Transaction for its own account and not with a view to the distribution or resale of the Transaction or its rights thereunder except pursuant to a registration statement declared effective under, or an exemption from the registration requirements of, the Securities Act.

          COVENANTS OF COUNTERPARTY:

               Counterparty agrees that each of Counterparty and its affiliates will comply with all applicable disclosure or reporting requirements in respect of the Transaction, including, without limitation, any requirement imposed by Section 13 or Section 16 of the Securities and Exchange Act of 1934, as amended, if any, and Counterparty will provide CSFB with a copy of any report filed in respect of the Transaction promptly upon filing thereof.

          BINDING COMMITMENT/FINAL AGREEMENT:

               The parties intend that this Confirmation constitutes a "Final Agreement" as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the staff of the Securities and Exchange Commission (the "STAFF") to which the Staff responded in an interpretative letter dated December 20, 1999.


          PAYMENTS ON EARLY TERMINATION:

               Upon the occurrence or effective designation of an Early Termination Date in respect of the Transaction (an "EARLY TERMINATION EVENT"), if Counterparty would owe any amount to CSFB pursuant to Section 6(d)(ii) of the Agreement (determined as if the Transaction were the only Transaction under the Agreement) (any such amount, a "COUNTERPARTY PAYMENT AMOUNT" and any Early Termination Event that would so result in Counterparty owing any such amount, a "COUNTERPARTY PAYMENT EVENT"), then, except to the extent that CSFB proceeds to realize upon the Collateral and to apply the proceeds of such realization to any obligation of Counterparty hereunder and under the Agreement:

               (i) on the date on which any Counterparty Payment Amount is due, in lieu of any payment or delivery of such Counterparty Payment Amount, Counterparty shall deliver to CSFB the Number of Securities; and

               (ii) for purposes of determining any Loss under Section 6(e) of the Agreement in respect of any other Transactions under the Agreement, the Transaction shall be deemed not to be a Transaction under the Agreement; provided that, for the avoidance of doubt, if Counterparty fails to deliver Securities pursuant to clause (i) above at the time required, then the Transaction (including such delivery obligation) shall be included for the purpose of determining CSFB's Loss for all Transactions (including the Transaction) under the Agreement.

          SECURITIES CONTRACT:

               The parties hereto acknowledge and agree that each of CSFB and the Custodian is a "stockbroker" within the meaning of Section 101 (53A) of Title 11 of the United States Code (the "BANKRUPTCY CODE") and that the Custodian is acting as agent and custodian for CSFB in connection with the Transaction and that CSFB is a "customer" of the Custodian within the meaning of Section 741(2) of the Bankruptcy Code. The parties hereto further recognize that the Transaction is a "securities contract", as such term is defined in Section 741(7) of the Bankruptcy Code, entitled to the protection of, among other provisions, Sections 555 and 362(b)(6) of the Bankruptcy Code, and that each payment or delivery of cash, Shares or other property or assets hereunder is a "settlement payment" within the meaning of Section 741(8) of the Bankruptcy Code.

          ASSIGNMENT:

               The rights and duties under this Confirmation may not be assigned or transferred by any party hereto without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld; provided that (i) CSFB may assign or transfer any of its rights or duties hereunder to any of its affiliates without the prior written consent of Counterparty and
               (ii) the Agent may assign or transfer any of its rights or duties hereunder without the prior written consent of the other parties hereto to any affiliate of Credit Suisse First Boston, so long as such affiliate is a broker-dealer registered with the Securities and Exchange Commission.

          NON-CONFIDENTIALITY:

               The parties hereby agree that (i) effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind, including opinions or other tax analyses, provided by CSFB and its affiliates to Counterparty relating to such tax treatment and tax structure; provided that the foregoing does not constitute an authorization to disclose the identity of CSFB or its affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information, and (ii) CSFB does not assert any claim of proprietary ownership in respect of any description contained herein or therein relating to the use of any entities, plans or arrangements to give rise to a particular United States federal income tax treatment for Counterparty.

          MATTERS RELATING TO THE AGENT:

               (a) As a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), Credit Suisse First Boston LLC in its capacity as Agent will be responsible for (i) effecting this Transaction, (ii) issuing all required confirmations and statements to CSFB and Counterparty, (iii) maintaining books and records relating to this Transaction as required by Rules 17a-3 and 17a-4 under the Securities Exchange Act of 1934 (the "Exchange Act") and (iv) unless otherwise requested by Counterparty, receiving, delivering, and safeguarding Counterparty's funds and any securities in connection with this Transaction, in compliance with Rule 15c3-3 under the Exchange Act.

               (b) Credit Suisse First Boston LLC is acting in connection with this Transaction solely in its capacity as Agent for CSFB and Counterparty pursuant to instructions from CSFB and Counterparty. Credit Suisse First Boston LLC shall have no responsibility or personal liability to CSFB or Counterparty arising from any failure by CSFB or Counterparty to pay or perform any obligations hereunder, or to monitor or enforce compliance by CSFB or Counterparty with any obligation hereunder, including without limitation, any obligations to maintain collateral. Each of CSFB and Counterparty agrees to proceed solely against the other to collect or recover any securities or monies owing to it in connection with or as a result of this Transaction. Credit Suisse First Boston LLC shall otherwise have no liability in respect of this Transaction, except for its gross negligence or wilful misconduct in performing its duties as Agent.

               (c) Any and all notices, demands, or communications of any kind relating to this Transaction, including without limitation, any option exercise notice, between CSFB and Counterparty shall be transmitted exclusively through the Agent at the following address:

               Credit Suisse First Boston LLC
               Eleven Madison Avenue
               New York, NY 10010

               For payments and deliveries:
               Telephone No.: (212) 538-9810
               Facsimile No.: (212) 325-8175

               For all other communications:
               Telephone No.: 212-538-4437 / 212-538-8297 / 212-325-5119
               Facsimile No.: (917) 326-8603

               (d) The date and time of the Transaction evidenced hereby will be furnished by the Agent to CSFB and Counterparty upon written request.

               (e) The Agent will furnish to Counterparty upon written request a statement as to the source and amount of any remuneration received or to be received by the Agent in connection with the Transaction evidenced hereby.

               (f) CSFB is aware of and agrees to be bound by the rules of the National Association of Securities Dealers, Inc. ("NASD") applicable to option trading and is aware of and agrees not to violate, either alone or in concert with others, the position or exercise limits established by the NASD.

          STAGGERED SETTLEMENT:

               If CSFB determines reasonably and in good faith that the Number of Shares to be Delivered to CSFB hereunder or, in receiving such Number of Shares to be Delivered, its "beneficial ownership" (within the meaning of Section 16 of the Exchange Act and rules promulgated thereunder) on the Settlement Date would exceed 9.9% of all outstanding Shares, then CSFB may, by notice to Counterparty on or prior to the Settlement Date (a "NOMINAL SETTLEMENT DATE"), elect to receive the Number of Shares to be Delivered on two or more dates (each, a "STAGGERED SETTLEMENT DATE") as follows:

               (a) in such notice, CSFB will specify to Counterparty the related Staggered Settlement Dates (the first of which will be such Nominal Settlement Date and the last of which will be no later than the twentieth (20th) Exchange Business Day following such Nominal Settlement Date) and the related portion of the Number of Shares to be Delivered on each Staggered Settlement Date; and

               (b) the aggregate number of Shares that Counterparty will deliver to CSFB hereunder on all such Staggered Settlement Dates will equal the Number of Shares to be Delivered that Counterparty would otherwise be required to deliver on such Nominal Settlement Date.

               Notwithstanding anything herein to the contrary, to the extent Counterparty receives or is entitled to receive any distribution or payment in respect of Shares by reason of Counterparty's being a holder of record of such Shares on any date after the Nominal Settlement Date but for the provisions of the foregoing, Counterparty shall deliver such distribution or payment to CSFB at the time Counterparty delivers to CSFB the related portion of the Number of Shares to be Delivered in accordance with the foregoing, if such distribution or payment has already been received by Counterparty at such time, or within a reasonable period of time following Counterparty's receipt of the distribution or payment, if such distribution or payment has not been already received by Counterparty at the time Counterparty delivers the related portion of the Number of Shares to be Delivered in accordance with the foregoing.

4.   Collateral Provisions:

     Counterparty has granted to CSFB a security interest in the Initial Pledged Items to secure Counterparty's obligations under the Term Sheet and the Transaction. Counterparty and CSFB now wish to (i) set forth additional understandings and agreements relating to such security interest and (ii) confirm, on the terms set forth herein, the continuation of such security interest.

  A. DELIVERY OF COLLATERAL:

     As soon as practicable after the Trade Date, Counterparty shall deliver to CSFB in pledge hereunder, Eligible Collateral consisting of the Number of Securities (the "INITIAL PLEDGED ITEMS"). "ELIGIBLE COLLATERAL" means Securities; provided that Counterparty has good and marketable title thereto, free of all of any and all lien, mortgage, interest, pledge, charge or encumbrance of any kind (other than the security interests in the Collateral created hereby, a "LIEN") and Transfer Restrictions (other than the Existing Transfer Restrictions) and that CSFB has a valid, first priority perfected security interest therein, a first lien thereon and Control with respect thereto. "TRANSFER RESTRICTION" means, with respect to any item of collateral pledged hereunder, any condition to or restriction on the ability of the owner thereof to sell, assign or otherwise transfer such item of collateral or enforce the provisions thereof or of any document related thereto whether set forth in such item of collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such item of collateral be consented to or approved by any Person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such item of collateral, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the issuer of, any other obligor on or any registrar or transfer agent for, such item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such item of collateral and (iv) any registration or qualification requirement or prospectus delivery requirement for such item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising under Section 5 of the Securities Act as a result of such security being a "restricted security" or Counterparty being an "affiliate" of the issuer of such security, as such terms are defined in Rule 144 under the Securities Act, or as a result of the sale of such security being subject to paragraph (c) of Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, Counterparty, assignor or transferor of such item of collateral, together with any evidence of the corporate or other authority of such Person, shall not constitute a "Transfer Restriction". "EXISTING TRANSFER RESTRICTIONS" means Transfer Restrictions existing with respect to any securities by virtue of the fact that Counterparty is an "affiliate", within the meaning of Rule 144 under the Securities Act, of the Issuer. "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     Any delivery of any securities or security entitlements (each as defined in Section 8-102 of the UCC) as Collateral to CSFB by Counterparty shall be effected (A) in the case of Collateral consisting of certificated securities registered in the name of Counterparty, by delivery of certificates representing such securities to the Custodian, accompanied by any required transfer tax stamps, and in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank, with signatures appropriately guaranteed, all in form and substance satisfactory to CSFB, and the crediting by the Custodian of such securities to a securities account (as defined in Section 8-501 of the UCC) (the "COLLATERAL ACCOUNT") of CSFB maintained by the Custodian,
     (B) in the case of Collateral consisting of uncertificated securities registered in the name of Counterparty, by transmission by Counterparty of an instruction to the issuer of such securities instructing such issuer to register such securities in the name of the Custodian or its nominee, accompanied by any required transfer tax stamps, the issuer's compliance with such instructions and the crediting by the Custodian of such securities to the Collateral Account, (C) in the case of securities in respect of which security entitlements are held by Counterparty through a securities intermediary, by the crediting of such securities, accompanied by any required transfer tax stamps, to a securities account of the Custodian at such securities intermediary or, at the option of CSFB, at another securities intermediary satisfactory to CSFB and the crediting by the Custodian of such securities to the Collateral Account or (D) in any case, by complying with such alternative delivery instructions as CSFB shall provide to Counterparty in writing. "CUSTODIAN" means Credit Suisse First Boston LLC, or any other custodian appointed by CSFB and identified to Counterparty.

  B. GRANT OF SECURITY INTERESTS IN THE COLLATERAL:

     In order to secure the full and punctual observance and performance of the covenants and agreements contained in this Confirmation and in the Agreement, Counterparty hereby assigns and pledges to CSFB, and grants to CSFB, as secured party, security interests in and to, and a lien upon and right of set-off against, and transfers to CSFB, as and by way of a security interest having priority over all other security interests, with power of sale, all of Counterparty's right, title and interest in and to
     (i) the Initial Pledged Items; (ii) all additions to and substitutions for the Initial Pledged Items (including, without limitation, any securities, instruments or other property delivered or pledged hereunder) (such additions and substitutions, the "ADDITIONS AND SUBSTITUTIONS"); (iii) the Collateral Account of CSFB maintained by the Custodian and all securities and other financial assets (each as defined in Section 8-102 of the UCC) and other funds, property or assets from time to time held therein or credited thereto; and (iv) other than the payments made to CSFB pursuant to the provision entitled "Payment Obligation by Counterparty" of paragraph 2 of this Confirmation, all income, proceeds and collections received or to be received, or derived or to be derived, at the time that the Initial Pledged Items were delivered to the Custodian or any time thereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Counterparty, with respect to Counterparty) from or in connection with the Initial Pledged Items or the Additions and Substitutions (collectively, the "COLLATERAL"). The parties hereto expressly agree that all rights, assets and property at any time held in or credited to the Collateral Account shall be treated as financial assets (as defined in Section 8-102 of the UCC).

  C. CERTAIN COVENANTS OF COUNTERPARTY RELATING TO THE COLLATERAL:

     Counterparty agrees that, so long as any of Counterparty's obligations under the Agreement remain outstanding:

     1. Counterparty shall ensure at all times that a Collateral Event of Default shall not occur, and shall pledge additional Collateral in the manner described hereunder as necessary to cause such requirement to be met. "COLLATERAL EVENT OF DEFAULT" means, at any time, the occurrence of either of the following: (A) failure of the Collateral to include, as Eligible Collateral, the Number of Securities or (B) failure at any time of the security interests in the Collateral created hereby to constitute valid and perfected security interests in all of the Collateral, subject to no prior, equal or junior Lien, and, with respect to any Collateral consisting of securities or security entitlements (each as defined in Section 8-102 of the UCC), as to which CSFB has Control, or, in each case, assertion of such by Counterparty in writing.

     2. Counterparty shall, at its own expense and in such manner and form as CSFB may require, give, execute, deliver, file and record any financing statement, notice, instrument, document, agreement or other papers that may be necessary or desirable in order to (i) create, preserve, perfect, substantiate or validate any security interest granted pursuant hereto, (ii) create or maintain Control with respect to any such security interests in any investment property (as defined in Section 9-102(a) of the UCC) or (iii) enable CSFB to exercise and enforce its rights hereunder with respect to such security interest.

     3. Counterparty shall warrant and defend Counterparty's title to the Collateral, subject to the rights of CSFB, against the claims and demands of all persons. CSFB may elect, but without an obligation to do so, to discharge any Lien of any third party on any of the Collateral.

     4. Counterparty agrees that Counterparty shall not change (i) Counterparty's name in any manner or (ii) Counterparty's "location" (as defined in Section 9-307 of UCC), unless Counterparty shall have given CSFB not less than 10 days' prior notice thereof.

     5. Counterparty agrees that Counterparty has not and shall not (i) create or permit to exist any Lien (other than the security interests in the Collateral created hereby) or any Transfer Restriction upon or with respect to the Collateral, (ii) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral or (iii) enter into or consent to any agreement (x) that restricts in any manner the rights of any present or future owner of any Collateral with respect thereto (other than this Confirmation) or (y) pursuant to which any person other than Counterparty, CSFB and any securities intermediary through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have Control in respect of any Collateral and represents that it has not previously created any such Lien, effected any such sale, disposition or grant or entered in or consented to any such agreement.

  D. ADMINISTRATION OF THE COLLATERAL AND VALUATION OF SECURITIES:

     1. CSFB shall determine on each Business Day whether a Collateral Event of Default shall have occurred. If on any Business Day CSFB determines that a Collateral Event of Default shall have occurred, CSFB shall promptly notify Counterparty of such determination by telephone call to Counterparty followed by a written confirmation of such call. If on any Business Day CSFB determines that no Default Event or failure by Counterparty to meet any of Counterparty's obligations under "Certain Covenants of Counterparty relating to the Collateral" or under this section has occurred and is continuing, Counterparty may obtain the release from the security interests in the Collateral created hereby of any Collateral upon delivery to CSFB of a written notice from Counterparty indicating the items of Collateral to be released so long as, after such release, no Collateral Event of Default shall have occurred. "DEFAULT EVENT" means any Collateral Event of Default, any Event of Default with respect to Counterparty or any Termination Event with respect to which Counterparty is the Affected Party or an Affected Party or an Extraordinary Event that results in an obligation of Counterparty to pay an amount pursuant to Section 12.7 or Section 12.9 of the 2002 Definitions.

     2. Counterparty may pledge additional Eligible Collateral hereunder at any time by delivering the same pursuant to the provisions of "Delivery of Collateral" above. Concurrently with the delivery of any additional Eligible Collateral, Counterparty shall deliver to CSFB a certificate, dated the date of such delivery, (i) identifying the additional items of Eligible Collateral being pledged and (ii) certifying that with respect to such items of additional Eligible Collateral the representations and warranties contained in paragraph 4.c.5. above are true and correct with respect to such Eligible Collateral on and as of the date thereof.

     3.   [RESERVED]

     4. CSFB may at any time or from time to time, in its sole discretion, cause any or all of the Collateral that is registered in the name of Counterparty or Counterparty's nominee to be transferred of record into the name of the Custodian, CSFB or its nominee. Counterparty shall promptly give to CSFB copies of any notices or other communications received by Counterparty with respect to Collateral that is registered, or held through a securities intermediary, in the name of Counterparty or Counterparty's nominee and CSFB shall promptly give to Counterparty copies of any notices and communications received by CSFB with respect to Collateral that is registered, or held through a securities intermediary, in the name of Custodian, CSFB or its nominee.

     5. Counterparty agrees that Counterparty shall forthwith upon demand pay to CSFB:

          (i) the amount of any taxes that CSFB or the Custodian may have been required to pay by reason of the security interests in the Collateral created hereby or to free any of the Collateral from any Lien thereon; and

          (ii) the amount of any and all costs and expenses, including the fees and disbursements of counsel and of any other experts, that CSFB or the Custodian may incur in connection with (A) the enforcement of this pledge upon a Default Event, including such expenses as are incurred to preserve the value of the Collateral and the validity, perfection, rank and value of the security interests in the Collateral created hereby, (B) the collection, sale or other disposition of any of the Collateral pursuant to the terms and conditions of the Agreement, (C) the exercise by CSFB of any of the rights conferred upon it hereunder or (D) any Default Event.

          Any such amount not paid on demand shall bear interest (computed on the basis of a year of 360 days and payable for the actual number of days elapsed) at a rate per annum equal to 5% plus the prime rate as published from time to time in The Wall Street Journal, Eastern Edition.

  E. REHYPOTHECATION OF COLLATERAL:

     The parties hereto agree that CSFB may sell, lend, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Collateral.

  F. INCOME AND VOTING RIGHTS IN COLLATERAL:

     Other than the payments made to CSFB pursuant to the provision entitled "Payment Obligation by Counterparty" of paragraph 2 of this Confirmation, CSFB shall have the right to receive and retain as Collateral hereunder all proceeds and interest of the Collateral (such proceeds as CSFB shall have the right to receive and retain at any time, "RETAINED PROCEEDS"), and Counterparty shall take all such action as CSFB shall deem necessary or appropriate to give effect to such right. All such Retained Proceeds that are received by Counterparty shall be received in trust for the benefit of CSFB and, if CSFB so directs, shall be segregated from other funds of Counterparty and shall, forthwith upon demand by CSFB, be delivered over to the Custodian on behalf of CSFB as Collateral in the same form as received (with any necessary endorsement).

     CSFB agrees that Counterparty shall have the right from the date hereof through the Settlement Date, and CSFB shall take all such action and provide all such assurances to the Counterparty as the Counterparty reasonably requests to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other actions with respect to any or all of the Collateral.


  G. REMEDIES UPON DEFAULT EVENTS:

     If any Default Event shall have occurred and be continuing, CSFB may exercise all the rights of a secured party under the UCC (whether or not in effect in the jurisdiction where such rights are exercised) and, in addition, without being required to give any notice, except as herein provided or as may be required by mandatory provisions of law, may sell all of the Collateral, or such lesser portion thereof as may be necessary to generate proceeds sufficient to satisfy in full all of the obligations of Counterparty under the Agreement or hereunder.

     Counterparty hereby irrevocably appoints CSFB as Counterparty's true and lawful attorney (which power of attorney is coupled with an interest), with full power of substitution, in the name of Counterparty, CSFB or otherwise, for the sole use and benefit of CSFB, but at the expense of Counterparty, to the extent permitted by law, to exercise, at any time and from time to time while a Default Event has occurred and is continuing, all or any of the following powers with respect to all or any of the
     Collateral:

     (i) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof;

     (ii) to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto;

     (iii) to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if CSFB were the absolute owner thereof and in connection therewith, to make all necessary deeds, bills of sale, instruments of assignment, transfer or conveyance of the property, and all instructions and entitlement orders in respect of the property thus to be (or that is being or has been) sold, transferred, assigned or otherwise dealt in; and

     (iv) to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

     provided that CSFB shall give Counterparty not less than one day's prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral that threatens to decline speedily in value, including, without limitation, equity securities, or is of a type customarily sold on a recognized market. CSFB and Counterparty agree that such notice constitutes "reasonable authenticated notification" within the meaning of Section 9-611(b) of the UCC.

  H. TERMINATION:

     The rights hereby granted by Counterparty in the Collateral shall cease, terminate and be void upon fulfillment of all of the obligations of Counterparty under this Confirmation. Any Collateral remaining at the time of such termination shall be fully released and discharged from the security interests in the Collateral created hereby and delivered to Counterparty by CSFB, all at the request and expense of Counterparty.

5.   The Agreement is further supplemented by the following provisions:

        TERMINATION PROVISIONS.

          1. "SPECIFIED ENTITY" means in relation to CSFB and Counterparty, none.

          2. The "DEFAULT UNDER SPECIFIED TRANSACTION" provision of Section 5(a)(v) of the Agreement will not apply to CSFB and Counterparty.

          3. The "CROSS DEFAULT" provision of Section 5(a)(vi) will not apply to CSFB and will apply to Counterparty.

          4. The "CREDIT EVENT UPON MERGER" provisions of Section 5(b)(iv) will not apply to CSFB and Counterparty.

          5. The "AUTOMATIC EARLY TERMINATION" provisions of Section 6(a) will not apply to CSFB and Counterparty.

          6. PAYMENTS ON EARLY TERMINATION. For the purpose of Section 6(e), Second Method and Loss will apply.

          7.   "TERMINATION CURRENCY" means United States Dollars.

          8. NETTING. The provisions of Section 2(c) of the Agreement shall apply, provided that Section 2(c) shall be amended by deleting "and" at the end of clause (i) thereof and deleting clause (ii) thereof.

          9. SET-OFF. In addition to and without limiting any rights of set-off that a party hereto may have as a matter of law, pursuant to contract or otherwise, upon the occurrence of an Early Termination Event, such Party ("PARTY X") shall have the right to terminate, liquidate and otherwise close out the transactions contemplated by this Confirmation pursuant to the terms hereof, and to set off any obligation that Party X or any affiliate of Party X may have to the other party ("PARTY Y") hereunder, thereunder or otherwise, including without limitation any obligation to make any release, delivery or payment to Party Y pursuant to this Confirmation or any other agreement between Party X or any of its affiliates and Party Y, against any right Party X or any of its affiliates may have against Party Y, including without limitation any right to receive a payment or delivery pursuant to this Confirmation or any other agreement between Party X or any of its affiliates and Party Y. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of the same type, such obligation and right shall be set off in kind. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of any other type, the value of each of such obligation and such right shall be determined by the Calculation Agent and the result of such set-off shall be that the net obligor shall pay or deliver to the other party an amount of cash or assets, at the net obligor's option, with a value (determined, in the case of a delivery of assets, by the Calculation Agent) equal to that of the net obligation. In determining the value of any obligation to release or deliver Shares or right to receive Shares, the value at any time of such obligation or right shall be determined by reference to the market value of the Shares at such time. If an obligation or right is unascertained at the time of any such set-off, the Calculation Agent may in good faith estimate the amount or value of such obligation or right, in which case set-off will be effected in respect of that estimate, and the relevant party shall account to the other party at the time such obligation or right is ascertained.

        TAX REPRESENTATIONS.  None.

        AGREEMENTS TO DELIVER DOCUMENTS. For the purpose of Sections 4(a)(i) and (ii), each of CSFB and Counterparty agrees to deliver the following documents, as applicable:

          1. The Issuer shall have executed and delivered to CSFB, upon execution of this Confirmation, an Issuer Acknowledgement in the form attached as Annex A hereto.

          2. Each of CSFB and Counterparty will deliver to the other party, upon execution of this Confirmation and upon request of such other party, evidence reasonably satisfactory to the other party as to the names, true signatures and authority of the officers or officials signing this Confirmation on its behalf.

          Such documents shall be covered by the representation set forth in
          Section 3(d).

        MISCELLANEOUS:

          1.   ADDRESSES FOR NOTICES. For the purpose of Section 12(a):

               Address for notices or communications to CSFB (other than by facsimile) (for all purposes):

               Address: Credit Suisse First Boston International c/o Credit Suisse First Boston LLC
                                  11 Madison Avenue
                                  New York, NY  10010
                                  Attn:    Senior Legal Officer
                                  Tel:  (212) 538 4488
                                  Fax:  (212) 325 4585

               With a copy to:    Credit Suisse First Boston LLC
                                  1 Madison Avenue, 8th Floor
                                  New York, New York 10010

                                  For payments and deliveries:
                                  Attn:    Ricardo Harewood
                                  Tel:  (212) 538-9810
                                  Fax:  (212) 325- 8175


                                  For all other communications:
                                  Attn:    Joe Belnome / John Ryan
                                  Tel.:  (212) 538-1277 / (212) 325-8681
                                  Fax:   (212) 538-8898

               Designated responsible employee for the purposes of Section 12(a)(iii): Senior Legal Officer

               Address for notices or communications to Counterparty:

               Address:      Friedman Fleischer & Lowe Capital Partners, L.P.
                             One Maritime Plaza, Suite 1000, San Francisco,
                             CA  94111
               Attention:    Rajat Duggal
               Facsimile No.: (415) 402-2111    Telephone No.: (415) 402-2100

               With a copy to:

               Address:      Bingham McCutchen LLP
                             399 Park Avenue
                             New York, NY 10022
               Attention:    Neil Townsend
               Facsimile No.: (212) 702-3644  Telephone No.: (212) 318-7722

          2. The date and time of the Transaction will be furnished by CSFB to Counterparty upon written request by Counterparty.

          3.   [RESERVED]

          4. WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS CONFIRMATION OR ANY CREDIT SUPPORT DOCUMENT. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Confirmation by, among other things, the mutual waivers and certifications in this Section.

          5. SERVICE OF PROCESS. The parties irrevocably consent to service of process given in the manner provided for notices in Section in paragraph 1 immediately above. Nothing in this Confirmation will affect the right of either party to serve process in any other manner permitted by law.

          6. THE AGREEMENT AND EACH CONFIRMATION THEREUNDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE (PROVIDED THAT AS TO PLEDGED ITEMS LOCATED IN ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK, CSFB SHALL, IN ADDITION TO ANY RIGHTS UNDER THE LAWS OF THE STATE OF NEW YORK, HAVE ALL OF THE RIGHTS TO WHICH A SECURED PARTY IS ENTITLED UNDER THE LAWS OF SUCH OTHER JURISDICTION). EACH PARTY HEREBY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK. THE PARTIES HERETO HEREBY AGREE THAT THE CUSTODIAN'S JURISDICTION, WITHIN THE MEANING OF

               SECTION 8-110(E) OF THE UCC, INSOFAR AS IT ACTS AS A SECURITIES INTERMEDIARY HEREUNDER OR IN RESPECT HEREOF, IS THE STATE OF NEW YORK.

          7. This Confirmation is not intended and shall not be construed to create any rights in any person other than Counterparty, CSFB and their respective successors and assigns and no other person shall assert any rights as third-party beneficiary hereunder. Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of Counterparty and CSFB shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not.

          8. Any provision of this Confirmation may be amended or waived if, and only if, such amendment or waiver is in writing and signed, and in the case of an amendment, by Counterparty and CSFB or, in the case of a waiver, by the party against whom the waiver is to be effective.

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Confirmation.



                               Yours faithfully,

                               CREDIT SUISSE FIRST BOSTON INTERNATIONAL


                               By:_____________________________
                               Name:
                               Title:



Confirmed as of the date first written above:

FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS, L.P.

BY: FRIEDMAN FLEISCHER & LOWE GP, LLC, ITS GENERAL PARTNER


By:________________________________
Name:  David L. Lowe
Title:  Senior Managing Member


CREDIT SUISSE FIRST BOSTON LLC,
as Agent


By:________________________________
Name:
Title:



Our Reference Number: External ID: 9183174  / Risk ID:  40063498

                                                                   ANNEX A

                        [FORM OF ISSUER ACKNOWLEDGEMENT]

                                                                     [DATE]

Credit Suisse First Boston International
c/o Credit Suisse First Boston LLC
Eleven Madison Avenue
New York, New York 10010

    Re:  PROPOSED TRANSACTION BY FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS,
         L.P.

Ladies and Gentlemen:

     Korn/Ferry International (the "COMPANY") understands that Friedman Fleischer & Lowe Capital Partners, L.P. ("COUNTERPARTY") proposes to enter into a hedging transaction (the "TRANSACTION") with Credit Suisse First Boston International ("CSFB") with respect to the 7.5% Convertible Subordinated Notes due 2010 of the Company (the "CONVERTIBLE NOTES") convertible into shares of common stock of the Company (the "COMMON STOCK"). Specifically, the Company understands that Counterparty proposes to enter into a forward sale and purchase transaction with CSFB, pursuant to which CSFB will pay cash to Counterparty on or shortly after the date of execution of the Transaction and Counterparty will deliver to CSFB on or about March 10, 2007 or such other date specified by CSFB upon 1 Business Day's notice (the "SETTLEMENT DATE"), $12,491,530.97 aggregate principal amount of Convertible Notes (subject to applicable adjustments). In addition, the Company understands that Counterparty initially will pledge $12,491,530.97 aggregate principal amount of Convertible Notes owned by Counterparty to CSFB to secure Counterparty's obligations under the Transaction (the "PLEDGE").

     The Company has no objection to the proposed Transaction or to the Pledge. The Company confirms that the Transaction and the Pledge will not violate any insider trading or other policy or rule of the Company.

     The Company agrees that if CSFB forecloses on the Convertible Notes, or the Convertible Notes are transferred to CSFB pursuant to the terms of the Transaction, that promptly, upon delivery to the Company or its transfer agent of:

     (i)  any required tax stamps; and

     (ii) a duly executed notice of conversion (attached hereto as Exhibit 1)

the Company (x) will effect the conversion of such Convertible Notes without any further action or delivery of any documents or instruments on the part of CSFB or Counterparty and notwithstanding any policy or objection the Company may have at the time that would otherwise prevent or delay any sale or transfer of any shares of Common Stock or Convertible Notes by Counterparty at the time of such foreclosure or transfer and (y) will instruct its transfer agent to convert any such Convertible Notes held by CSFB in Pledge, in accordance with the provisions of the Convertible Notes, into the such number of shares of fully paid and non-assessable shares of Common Stock as provided for by the terms of the Convertible Notes and issue shares of Common Stock without any legends thereon that relate to restrictions on the disposition thereof under the Securities Act of 1933 or otherwise register in such name or names as CSFB shall request and deliver such shares directly to CSFB or its designee without the return thereof to Counterparty.



                                       KORN/FERRY INTERNATIONAL


                                       By:  _______________________________
                                            Name:
                                            Title:

                                                          EXHIBIT 1 TO ANNEX A


                         [FORM OF NOTICE OF CONVERSION]

                                                                        [DATE]


Korn/Ferry International
1800 Century Park East, Suite 900
Los Angeles, CA 90067
Attn:  Secretary

Ladies and Gentlemen:

     Please be advised that Friedman Fleischer & Lowe Capital Partners, L.P., a Delaware limited partnership ("SELLER"), has entered into a Prepaid Forward Confirmation (the "Agreement") dated as of March 15, 2005 with Credit Suisse First Boston International ("BUYER"), by Credit Suisse First Boston LLC as its agent (the "AGENT").

     Seller is the record holder of 7.5% Convertible Subordinated Notes due 2010 (evidenced by the certificates attached hereto, the "SECURITIES") of Korn/Ferry International, a Delaware corporation (the "COMPANY"). The Securities are convertible into shares of common stock ("COMMON STOCK") of the Company. Seller and Buyer are willing to sell and purchase $12,491,530.97 aggregate principal amount of the Securities at the times and on the terms set forth in the Agreement. Seller has agreed, pursuant to the Agreement, to grant Buyer a security interest (the "PLEDGE") in Securities (the "PLEDGED SECURITIES") to secure the obligations of Seller under the Agreement.

     This letter constitutes written notice of conversion (the "NOTICE OF CONVERSION") required by the Securities and instruments governing the Securities. In the event that Seller delivers Securities pursuant to its obligations under the Agreement, or in the event of the exercise by Buyer of any of its rights under the Pledge with respect to the Pledged Securities, the Seller and Buyer hereby elect that such Securities be converted into such number of shares of Common Stock as provided for by the terms of the Securities and its governing instruments.

     Pursuant to this Notice of Conversion and upon delivery of certificates evidencing the Securities subject to conversion duly endorsed by Seller or in blank or accompanied by a duly executed proper instrument of transfer in a form satisfactory to the Company, please convert the Securities into the applicable number of shares of Common Stock and, at Buyer's direction, either (i) issue them in the name of Credit Suisse First Boston International and deliver the certificate evidencing such shares of Common Stock directly to the following address:

                     Credit Suisse First Boston International
                       c/o Credit Suisse First Boston LLC
                          1 Madison Avenue, 8th Floor
                            New York, New York 10010
                             Attn: Ricardo Harewood
                           OTC Derivative Operations

or (ii) deliver them in electronic equivalent form to an account specified by Buyer at such time.

     PLEASE DO NOT DELIVER THE CERTIFICATES REPRESENTING SUCH SHARES OF COMMON STOCK TO SELLER UNDER ANY CIRCUMSTANCES PURSUANT TO THE TERMS OF THIS NOTICE OF CONVERSION.
























                                    Ex. 1-1

     This Notice of Conversion will be irrevocable by the Seller. This Notice of Conversion will automatically terminate upon the satisfaction of Seller's delivery obligations under the Agreement, as determined in good faith by the Buyer.

                                   Very truly yours,

                                   FRIEDMAN FLEISCHER & LOWE CAPITAL
                                     PARTNERS, L.P.


                                   BY:  FRIEDMAN FLEISCHER & LOWE GP,
                                        LLC, ITS GENERAL PARTNER



                                   By:  ___________________________________
                                        Name:
                                        Title:



                                  CREDIT SUISSE FIRST BOSTON INTERNATIONAL


                                  By:  ___________________________________
                                       Name:
                                       Title:












































                                    Ex. 1-2

------------------------------------------------------------------------------
PREPAID FORWARD TRANSACTION
------------------------------------------------------------------------------


                                                               March 15, 2005

Friedman Fleischer & Lowe Capital Partners, L.P.
One Maritime Plaza, Suite 1000
San Francisco, CA  94111

Credit Suisse First Boston International
One Cabot Square
London E14 4QJ


External ID: 9183178   - Risk ID: 40063502

------------------------------------------------------------------------------

Dear Sir or Madam,

The purpose of this letter agreement (this "CONFIRMATION") is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the "TRANSACTION"). This Confirmation constitutes a "Confirmation" as referred to in the Agreement specified below.

In this Confirmation, "CSFB" means Credit Suisse First Boston International, "COUNTERPARTY" means Friedman Fleischer & Lowe Capital Partners, L.P. and "AGENT" means Credit Suisse First Boston LLC, solely in its capacity as agent for CSFB and Counterparty.

1. The definitions and provisions contained in the 2000 ISDA Definitions (the "2000 DEFINITIONS") and the 2002 ISDA Equity Derivatives Definitions (the "2002 Definitions" and, together with the 2000 Definitions, the "DEFINITIONS"), each as published by the International Swaps and Derivatives Association, Inc. ("ISDA"), are incorporated into this Confirmation. In the event of any inconsistency between the 2000 Definitions and the 2002 Definitions, the 2002 Definitions will govern. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern. The Transaction shall be deemed to be a Share Forward Transaction within the meaning set forth in the Equity Definitions.

     This Confirmation shall supplement, form a part of and be subject to an agreement (the "AGREEMENT") in the form of the 1992 ISDA Master Agreement (Multicurrency - Cross Border) (the "ISDA FORM"), as published by the International Swaps and Derivatives Association, Inc., as if CSFB and Counterparty had executed the ISDA Form (without any Schedule thereto) on the date hereof. All provisions contained in the Agreement are incorporated into and shall govern this Confirmation except as expressly modified below. This Confirmation evidences a complete and binding agreement between you and us as to the terms of the Transaction and relates and replaces any previous agreement between us with respect to the subject matter hereof, including the agreement entitled "Physically Settled Forward Contract on Korn Ferry 7.5% Convertible Series A Preferred Stock Executable Terms as of March 10, 2005" (the "TERM SHEET"). This Confirmation, together with all other confirmations or agreements between us referencing the ISDA Form, shall be deemed to supplement, form part of and be subject to the same, single Agreement.

     If there exists any ISDA Master Agreement between CSFB and Counterparty or any confirmation or other agreement between CSFB and Counterparty pursuant to which an ISDA Master Agreement is deemed to exist between CSFB and Counterparty, then notwithstanding anything to the contrary in such ISDA Master Agreement, such confirmation or agreement or any other agreement to which CSFB and Counterparty are parties, this Transaction shall not be considered a Transaction under, or otherwise governed by, such existing or deemed ISDA Master Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

     General Terms:

          Trade Date:                                  March 10, 2005

          Seller:                                      Counterparty

          Buyer:                                       CSFB

          Securities:                                  7.5% Convertible Series A Preferred Stock
                                                       of Korn/Ferry International (the "Issuer").

          Number of Securities:                        3,122.413 shares as of the Trade Date; the
                                                       Number of Securities shall be increased to
                                                       reflect any payments thereon of dividends in
                                                       additional Securities; further, in the event
                                                       of any exchange, substitution, redemption,
                                                       repurchase or similar transaction (whether in
                                                       whole or in part) with respect to the Number
                                                       of Securities pursuant to the terms thereof
                                                       and the instruments governing them or
                                                       applicable law, the Number of Securities
                                                       shall consist of any and all property received
                                                       upon such transaction and any remaining
                                                       Securities, as determined by the Calculation
                                                       Agent.

          Shares                                       Common stock of the Issuer (Exchange
                                                       Symbol: "KFY")

          Number of Shares:                            the number of Shares into which the Number
                                                       of Securities is convertible (306,419.32 as
                                                       of the Trade Date); provided, however, that
                                                       any references to Number of Shares to be
                                                       Delivered shall be to the Number of
                                                       Securities



          Prepayment:                                  Applicable

          Conditions to CSFB's Obligation
          to Pay Prepayment Amount:                    It shall be a condition to CSFB's obligation
                                                       to pay any Prepayment Amount hereunder
                                                       on any Prepayment Date that Counterparty
                                                       shall have performed its obligations under
                                                       paragraphs 4(a)-"Delivery of Collateral"
                                                       and 5-"Agreements to Deliver Documents",
                                                       below.

          Prepayment Date:                             The later of (i) March 15, 2005 and (ii) the
                                                       earliest date on which all conditions to
                                                       CSFB's obligation to pay the Prepayment
                                                       Amount have been satisfied, provided,
                                                       however, that in the case of (ii) above, if
                                                       such conditions were not satisfied by 12:00
                                                       p.m. New York City time on such date, then
                                                       the Prepayment Date would be the following
                                                       Business Day

          Prepayment Amount:                           USD 6,198,862.95

          Variable Obligation:                         Not applicable

          Exchange:                                    The New York Stock Exchange

          Related Exchange(s):                         All Exchanges

     Settlement Terms:

          Physical Settlement:                         Applicable

          Settlement Method Election:                  Not applicable

          Settlement Date                              2 years from the Trade Date, provided that
                                                       CSFB may elect to accelerate the Settlement
                                                       Date at anytime upon 1 Business Day's
                                                       notice and take immediate delivery of the
                                                       Number of Securities.

          Automatic Physical Settlement:               If (x) by 10:00 A.M., New York City time,
                                                       on the Settlement Date, Counterparty has not
                                                       otherwise effected delivery of the Number of
                                                       Shares to be Delivered and (y) the
                                                       Representation and Agreement set forth in
                                                       Section 9.11 of the 2002 Definitions are true
                                                       and satisfied (or, at the absolute discretion
                                                       of CSFB, such Representation and Agreement


                                                       are not true or satisfied) with respect to the
                                                       collateral then held hereunder by or on
                                                       behalf of CSFB, then the delivery required
                                                       by Section 9.2 of the Equity Definitions
                                                       shall be effected, in whole or in part, as
                                                       the case may be by delivery from the
                                                       Collateral Account (as defined below under
                                                       "Collateral") to CSFB of the Number of
                                                       Securities.

          Settlement Currency:                         USD

     Dividends and Other Payments:

          Payment Obligation by Counterparty:          Counterparty shall immediately upon receipt
                                                       thereof pay to CSFB any and all dividends,
                                                       distributions, coupons and other payments
                                                       (other than dividend payments in kind which
                                                       shall be added to the Number of Securities
                                                       and the Collateral) received in respect of the
                                                       Securities.

     Sections 11 and 12 of the
     2002 Definitions:                                 Not Applicable

     Non-Reliance:                                     Applicable

     Agreements and Acknowledgments
     Regarding Hedging Activities:                     Applicable

     Additional Acknowledgments:                       Applicable

     Credit Support Documents:                         Section 4 shall be a  Credit Support
                                                       Document under the Agreement with respect
                                                       to Counterparty.

                                                       Guarantee dated May 16, 2001 made by
                                                       Credit Suisse First Boston (USA), Inc.,
                                                       a Delaware corporation, in favor of each
                                                       and every counterparty to one or more
                                                       Financial Transactions (as defined
                                                       therein) with CSFB shall be a Credit
                                                       Support Document under the Agreement
                                                       with respect to CSFB.

     Account Details:

          Payments to CSFB:                            To be advised under separate cover prior to
                                                       the Trade Date



          Payments to Counterparty:                    Bank: Bank of America
                                                       Address:  345 Montgomery Street
                                                         Concourse Level
                                                         San Francisco, CA  94104
                                                       ABA #:  121-000-358
                                                       Account #:  14994-05999
                                                       Account Name:  Friedman Fleischer &
                                                         Lowe Capital Partners, L.P.

          Delivery of Securities/Shares to CSFB:       To be advised

          Calculation Agent:                           CSFB. The Calculation Agent will have no
                                                       responsibility for good faith errors or
                                                       omissions in any determination under the
                                                       Transaction.

3.   Other Provisions:

        ADDITIONAL REPRESENTATIONS AND WARRANTIES OF COUNTERPARTY:

               Counterparty hereby represents and warrants to CSFB as of the date hereof that:

               1. From the date three months prior to the date of the Term Sheet, neither Counterparty nor any person who would be considered to be the same "person" as Counterparty or "acting in concert" with Counterparty (as such terms are used in clauses (a)(2) and (e)(3)(vi) of Rule 144 under the Securities Act of 1933, as amended (the "SECURITIES ACT")) has, without the written consent of CSFB, sold any Shares or hedged (through swaps, options, short sales or otherwise) any long position in the Shares. Counterparty does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act. Shares of common stock of the Issuer issuable upon conversion of the Securities would, upon sale of such shares, be considered securities "acquired from the issuer for a consideration consisting solely of other securities of the same issuer surrendered for conversion" for the purposes of Rule 144.

               2. Counterparty is an "eligible contract participant" as such term is defined in Section 1(a)(12) of the Commodity Exchange Act, as amended.

               3. Counterparty was not on the Trade Date, and is not on the date hereof, in possession of any material non-public information regarding the Issuer. None of the transactions contemplated herein will violate any corporate policy of the Issuer or other rules or regulations of the Issuer applicable to Counterparty or its affiliates, including, but not limited to, the Issuer's window period policy.

               4. On the Trade Date, Counterparty filed, in the manner contemplated by Rule 144(h) under the Securities Act, a notice on Form 144 relating to the Transaction contemplated hereby in form and substance that CSFB has informed Counterparty is acceptable to CSFB.

               5. All representations and warranties of Counterparty contained in the Term Sheet were true and correct as of the times such representations and warranties were made or repeated or deemed to be made or repeated under the Term Sheet and Counterparty has performed all of the covenants and obligations to be performed by Counterparty on or prior to the date hereof under the Term Sheet.

               6. Counterparty is not and, after giving effect to the transactions contemplated hereby, will not be an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

               7. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty hereunder, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages.

               8. Counterparty's holding period (calculated in accordance with Rule 144(d) under the Securities Act) with respect to the Initial Pledged Items commenced on June 13, 2002. Counterparty agrees that Counterparty has not (i) created or permitted to exist any Lien (other than the Security Interests) or any Transfer Restriction (other than the Existing Transfer Restrictions) upon or with respect to the Collateral, (ii) sold or otherwise disposed of, or granted any option with respect to, any of the Collateral or (iii) entered into or consented to any agreement (other than, in the case of clause (x), this Confirmation) (x) that restricts in any manner the rights of any present or future owner of any Collateral with respect thereto or (y) pursuant to which any person other than Counterparty, CSFB and any securities intermediary through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have Control in respect of any Collateral. "CONTROL" means "control" as defined in Section 8-106 and 9-106 of the Uniform Commercial Code as in effect in the State of New York ("UCC").

               9. Other than financing statements or other similar or equivalent documents or instruments with respect to the Security Interests, no financing statement, security agreement or similar or equivalent document or instrument covering all or any part of the Collateral is on file or of record in any jurisdiction in which such filing or recording would be effective to perfect a lien, security interest or other encumbrance of any kind on such Collateral.

               10. All Collateral consisting of securities and all financial assets underlying Collateral consisting of security entitlements (each as defined in Section 8-102 of the UCC) at any time pledged hereunder is and will be issued by an issuer organized under the laws of the United States, any State thereof or the District of Columbia and is and will be (i) certificated (and the certificate or certificates in respect of such securities or financial assets are and will be located in the United States) and registered in the name of Counterparty or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States or (ii) uncertificated and either registered in the name of Counterparty or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States; provided that this representation shall not be deemed to be breached if, at any time, any such Collateral is issued by an issuer that is not organized under the laws of the United States, any State thereof or the District of Columbia, and the parties hereto agree to procedures or amendments hereto necessary to enable CSFB to maintain a valid and continuously perfected security interest in such Collateral, in respect of which CSFB will have Control, subject to no prior Lien. The parties hereto agree to negotiate in good faith any such procedures or amendments.

               11.  Counterparty's "location" (as defined in Section 9-307 of
                    UCC) is the state of Delaware. The following is the mailing address, county and state of each chief executive office not at such "location" maintained by Counterparty at any time during the past five years: One Maritime Plaza, Suite 1000, San Francisco, CA 94111.

          REPRESENTATIONS, WARRANTIES AND COVENANTS OF CSFB:

               1. CSFB represents to Counterparty that an affiliate of CSFB (the "CSFB AFFILIATE") is registered as a broker and a dealer with the Securities and Exchange Commission and is a "market maker" or a "block positioner", as such terms are used in Rule 144 under the Securities Act, with respect to the Shares.

               2. CSFB agrees that CSFB Affiliate shall, as promptly as practicable consistent with market conditions, introduce into the public market a quantity of securities of the same class as the Shares equal to the Number of Shares.

          U.S. PRIVATE PLACEMENT REPRESENTATIONS:

               Each of CSFB and Counterparty hereby represents and warrants to the other party as of the date hereof that:

               1. It is an "accredited investor" (as defined in Regulation D under the Securities Act) and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transaction, and it is able to bear the economic risk of the Transaction.

               2. It is entering into the Transaction for its own account and not with a view to the distribution or resale of the Transaction or its rights thereunder except pursuant to a registration statement declared effective under, or an exemption from the registration requirements of, the Securities Act.

          COVENANTS OF COUNTERPARTY:

               Counterparty agrees that each of Counterparty and its affiliates will comply with all applicable disclosure or reporting requirements in respect of the Transaction, including, without limitation, any requirement imposed by Section 13 or Section 16 of the Securities and Exchange Act of 1934, as amended, if any, and Counterparty will provide CSFB with a copy of any report filed in respect of the Transaction promptly upon filing thereof.

          BINDING COMMITMENT/FINAL AGREEMENT:

               The parties intend that this Confirmation constitutes a "Final Agreement" as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the staff of the Securities and Exchange Commission (the "STAFF") to which the Staff responded in an interpretative letter dated December 20, 1999.

          PAYMENTS ON EARLY TERMINATION:

               Upon the occurrence or effective designation of an Early Termination Date in respect of the Transaction (an "EARLY TERMINATION EVENT"), if Counterparty would owe any amount to CSFB pursuant to Section 6(d)(ii) of the Agreement (determined as if the Transaction were the only Transaction under the Agreement) (any such amount, a "COUNTERPARTY PAYMENT AMOUNT" and any Early Termination Event that would so result in Counterparty owing any such amount, a "COUNTERPARTY PAYMENT EVENT"), then, except to the extent that CSFB proceeds to realize upon the Collateral and to apply the proceeds of such realization to any obligation of Counterparty hereunder and under the Agreement:

               (i) on the date on which any Counterparty Payment Amount is due, in lieu of any payment or delivery of such Counterparty Payment Amount, Counterparty shall deliver to CSFB the Number of Securities; and

               (ii) for purposes of determining any Loss under Section 6(e) of the Agreement in respect of any other Transactions under the Agreement, the Transaction shall be deemed not to be a Transaction under the Agreement; provided that, for the avoidance of doubt, if Counterparty fails to deliver Securities pursuant to clause (i) above at the time required, then the Transaction (including such delivery obligation) shall be included for the purpose of determining CSFB's Loss for all Transactions (including the Transaction) under the Agreement.

          SECURITIES CONTRACT:

               The parties hereto acknowledge and agree that each of CSFB and the Custodian is a "stockbroker" within the meaning of Section 101 (53A) of Title 11 of the United States Code (the "BANKRUPTCY CODE") and that the Custodian is acting as agent and custodian for CSFB in connection with the Transaction and that CSFB is a "customer" of the Custodian within the meaning of Section 741(2) of the Bankruptcy Code. The parties hereto further recognize that the Transaction is a "securities contract", as such term is defined in Section 741(7) of the Bankruptcy Code, entitled to the protection of, among other provisions, Sections 555 and 362(b)(6) of the Bankruptcy Code, and that each payment or delivery of cash, Shares or other property or assets hereunder is a "settlement payment" within the meaning of Section 741(8) of the Bankruptcy Code.

          ASSIGNMENT:

               The rights and duties under this Confirmation may not be assigned or transferred by any party hereto without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld; provided that (i) CSFB may assign or transfer any of its rights or duties hereunder to any of its affiliates without the prior written consent of Counterparty and
               (ii) the Agent may assign or transfer any of its rights or duties hereunder without the prior written consent of the other parties hereto to any affiliate of Credit Suisse First Boston, so long as such affiliate is a broker-dealer registered with the Securities and Exchange Commission.

          NON-CONFIDENTIALITY:

               The parties hereby agree that (i) effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind, including opinions or other tax analyses, provided by CSFB and its affiliates to Counterparty relating to such tax treatment and tax structure; provided that the foregoing does not constitute an authorization to disclose the identity of CSFB or its affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information, and (ii) CSFB does not assert any claim of proprietary ownership in respect of any description contained herein or therein relating to the use of any entities, plans or arrangements to give rise to a particular United States federal income tax treatment for Counterparty.

          MATTERS RELATING TO THE AGENT:

               (a) As a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), Credit Suisse First Boston LLC in its capacity as Agent will be responsible for (i) effecting this Transaction, (ii) issuing all required confirmations and statements to CSFB and Counterparty, (iii) maintaining books and records relating to this Transaction as required by Rules 17a-3 and 17a-4 under the Securities Exchange Act of 1934 (the "Exchange Act") and (iv) unless otherwise requested by Counterparty, receiving, delivering, and safeguarding Counterparty's funds and any securities in connection with this Transaction, in compliance with Rule 15c3-3 under the Exchange Act.

               (b) Credit Suisse First Boston LLC is acting in connection with this Transaction solely in its capacity as Agent for CSFB and Counterparty pursuant to instructions from CSFB and Counterparty. Credit Suisse First Boston LLC shall have no responsibility or personal liability to CSFB or Counterparty arising from any failure by CSFB or Counterparty to pay or perform any obligations hereunder, or to monitor or enforce compliance by CSFB or Counterparty with any obligation hereunder, including without limitation, any obligations to maintain collateral. Each of CSFB and Counterparty agrees to proceed solely against the other to collect or recover any securities or monies owing to it in connection with or as a result of this Transaction. Credit Suisse First Boston LLC shall otherwise have no liability in respect of this Transaction, except for its gross negligence or wilful misconduct in performing its duties as Agent.

               (c) Any and all notices, demands, or communications of any kind relating to this Transaction, including without limitation, any option exercise notice, between CSFB and Counterparty shall be transmitted exclusively through the Agent at the following address:

               Credit Suisse First Boston LLC
               Eleven Madison Avenue
               New York, NY 10010

               For payments and deliveries:
               Telephone No.: (212) 538-9810
               Facsimile No.: (212) 325-8175

               For all other communications:
               Telephone No.: 212-538-4437 / 212-538-8297 / 212-325-5119
               Facsimile No.: (917) 326-8603

               (d) The date and time of the Transaction evidenced hereby will be furnished by the Agent to CSFB and Counterparty upon written request.

               (e) The Agent will furnish to Counterparty upon written request a statement as to the source and amount of any remuneration received or to be received by the Agent in connection with the Transaction evidenced hereby.

               (f) CSFB is aware of and agrees to be bound by the rules of the National Association of Securities Dealers, Inc. ("NASD") applicable to option trading and is aware of and agrees not to violate, either alone or in concert with others, the position or exercise limits established by the NASD.

          STAGGERED SETTLEMENT:

               If CSFB determines reasonably and in good faith that the Number of Shares to be Delivered to CSFB hereunder or, in receiving such Number of Shares to be Delivered, its "beneficial ownership" (within the meaning of Section 16 of the Exchange Act and rules promulgated thereunder) on the Settlement Date would exceed 9.9% of all outstanding Shares, then CSFB may, by notice to Counterparty on or prior to the Settlement Date (a "NOMINAL SETTLEMENT DATE"), elect to receive the Number of Shares to be Delivered on two or more dates (each, a "STAGGERED SETTLEMENT DATE") as follows:

               (a) in such notice, CSFB will specify to Counterparty the related Staggered Settlement Dates (the first of which will be such Nominal Settlement Date and the last of which will be no later than the twentieth (20th) Exchange Business Day following such Nominal Settlement Date) and the related portion of the Number of Shares to be Delivered on each Staggered Settlement Date; and

               (b) the aggregate number of Shares that Counterparty will deliver to CSFB hereunder on all such Staggered Settlement Dates will equal the Number of Shares to be Delivered that Counterparty would otherwise be required to deliver on such Nominal Settlement Date.

               Notwithstanding anything herein to the contrary, to the extent Counterparty receives or is entitled to receive any distribution or payment in respect of Shares by reason of Counterparty's being a holder of record of such Shares on any date after the Nominal Settlement Date but for the provisions of the foregoing, Counterparty shall deliver such distribution or payment to CSFB at the time Counterparty delivers to CSFB the related portion of the Number of Shares to be Delivered in accordance with the foregoing, if such distribution or payment has already been received by Counterparty at such time, or within a reasonable period of time following Counterparty's receipt of the distribution or payment, if such distribution or payment has not been already received by Counterparty at the time Counterparty delivers the related portion of the Number of Shares to be Delivered in accordance with the foregoing.

4.   Collateral Provisions:

     Counterparty has granted to CSFB a security interest in the Initial Pledged Items to secure Counterparty's obligations under the Term Sheet and the Transaction. Counterparty and CSFB now wish to (i) set forth additional understandings and agreements relating to such security interest and (ii) confirm, on the terms set forth herein, the continuation of such security interest.

  A. DELIVERY OF COLLATERAL:

     As soon as practicable after the Trade Date, Counterparty shall deliver to CSFB in pledge hereunder, Eligible Collateral consisting of the Number of Securities (the "INITIAL PLEDGED ITEMS"). "ELIGIBLE COLLATERAL" means Securities; provided that Counterparty has good and marketable title thereto, free of all of any and all lien, mortgage, interest, pledge, charge or encumbrance of any kind (other than the security interests in the Collateral created hereby, a "LIEN") and Transfer Restrictions (other than the Existing Transfer Restrictions) and that CSFB has a valid, first priority perfected security interest therein, a first lien thereon and Control with respect thereto. "TRANSFER RESTRICTION" means, with respect to any item of collateral pledged hereunder, any condition to or restriction on the ability of the owner thereof to sell, assign or otherwise transfer such item of collateral or enforce the provisions thereof or of any document related thereto whether set forth in such item of collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such item of collateral be consented to or approved by any Person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such item of collateral, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the issuer of, any other obligor on or any registrar or transfer agent for, such item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such item of collateral and (iv) any registration or qualification requirement or prospectus delivery requirement for such item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising under Section 5 of the Securities Act as a result of such security being a "restricted security" or Counterparty being an "affiliate" of the issuer of such security, as such terms are defined in Rule 144 under the Securities Act, or as a result of the sale of such security being subject to paragraph (c) of Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, Counterparty, assignor or transferor of such item of collateral, together with any evidence of the corporate or other authority of such Person, shall not constitute a "Transfer Restriction". "EXISTING TRANSFER RESTRICTIONS" means Transfer Restrictions existing with respect to any securities by virtue of the fact that Counterparty is an "affiliate", within the meaning of Rule 144 under the Securities Act, of the Issuer. "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     Any delivery of any securities or security entitlements (each as defined in Section 8-102 of the UCC) as Collateral to CSFB by Counterparty shall be effected (A) in the case of Collateral consisting of certificated securities registered in the name of Counterparty, by delivery of certificates representing such securities to the Custodian, accompanied by any required transfer tax stamps, and in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank, with signatures appropriately guaranteed, all in form and substance satisfactory to CSFB, and the crediting by the Custodian of such securities to a securities account (as defined in Section 8-501 of the UCC) (the "COLLATERAL ACCOUNT") of CSFB maintained by the Custodian,
     (B) in the case of Collateral consisting of uncertificated securities registered in the name of Counterparty, by transmission by Counterparty of an instruction to the issuer of such securities instructing such issuer to register such securities in the name of the Custodian or its nominee, accompanied by any required transfer tax stamps, the issuer's compliance with such instructions and the crediting by the Custodian of such securities to the Collateral Account, (C) in the case of securities in respect of which security entitlements are held by Counterparty through a securities intermediary, by the crediting of such securities, accompanied by any required transfer tax stamps, to a securities account of the Custodian at such securities intermediary or, at the option of CSFB, at another securities intermediary satisfactory to CSFB and the crediting by the Custodian of such securities to the Collateral Account or (D) in any case, by complying with such alternative delivery instructions as CSFB shall provide to Counterparty in writing. "CUSTODIAN" means Credit Suisse First Boston LLC, or any other custodian appointed by CSFB and identified to Counterparty.

  B. GRANT OF SECURITY INTERESTS IN THE COLLATERAL:

     In order to secure the full and punctual observance and performance of the covenants and agreements contained in this Confirmation and in the Agreement, Counterparty hereby assigns and pledges to CSFB, and grants to CSFB, as secured party, security interests in and to, and a lien upon and right of set-off against, and transfers to CSFB, as and by way of a security interest having priority over all other security interests, with power of sale, all of Counterparty's right, title and interest in and to
     (i) the Initial Pledged Items; (ii) all additions to and substitutions for the Initial Pledged Items (including, without limitation, any securities, instruments or other property delivered or pledged hereunder) (such additions and substitutions, the "ADDITIONS AND SUBSTITUTIONS"); (iii) the Collateral Account of CSFB maintained by the Custodian and all securities and other financial assets (each as defined in Section 8-102 of the UCC) and other funds, property or assets from time to time held therein or credited thereto; and (iv) other than the payments made to CSFB pursuant to the provision entitled "Payment Obligation by Counterparty" of paragraph 2 of this Confirmation, all income, proceeds and collections received or to be received, or derived or to be derived, at the time that the Initial Pledged Items were delivered to the Custodian or any time thereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Counterparty, with respect to Counterparty) from or in connection with the Initial Pledged Items or the Additions and Substitutions (collectively, the "COLLATERAL"). The parties hereto expressly agree that all rights, assets and property at any time held in or credited to the Collateral Account shall be treated as financial assets (as defined in Section 8-102 of the UCC).

  C. CERTAIN COVENANTS OF COUNTERPARTY RELATING TO THE COLLATERAL:

     Counterparty agrees that, so long as any of Counterparty's obligations under the Agreement remain outstanding:

     1. Counterparty shall ensure at all times that a Collateral Event of Default shall not occur, and shall pledge additional Collateral in the manner described hereunder as necessary to cause such requirement to be met. "COLLATERAL EVENT OF DEFAULT" means, at any time, the occurrence of either of the following: (A) failure of the Collateral to include, as Eligible Collateral, the Number of Securities or (B) failure at any time of the security interests in the Collateral created hereby to constitute valid and perfected security interests in all of the Collateral, subject to no prior, equal or junior Lien, and, with respect to any Collateral consisting of securities or security entitlements (each as defined in Section 8-102 of the UCC), as to which CSFB has Control, or, in each case, assertion of such by Counterparty in writing.

     2. Counterparty shall, at its own expense and in such manner and form as CSFB may require, give, execute, deliver, file and record any financing statement, notice, instrument, document, agreement or other papers that may be necessary or desirable in order to (i) create, preserve, perfect, substantiate or validate any security interest granted pursuant hereto, (ii) create or maintain Control with respect to any such security interests in any investment property (as defined in Section 9-102(a) of the UCC) or (iii) enable CSFB to exercise and enforce its rights hereunder with respect to such security interest.

     3. Counterparty shall warrant and defend Counterparty's title to the Collateral, subject to the rights of CSFB, against the claims and demands of all persons. CSFB may elect, but without an obligation to do so, to discharge any Lien of any third party on any of the Collateral.

     4. Counterparty agrees that Counterparty shall not change (i) Counterparty's name in any manner or (ii) Counterparty's "location" (as defined in Section 9-307 of UCC), unless Counterparty shall have given CSFB not less than 10 days' prior notice thereof.

     5. Counterparty agrees that Counterparty has not and shall not (i) create or permit to exist any Lien (other than the security interests in the Collateral created hereby) or any Transfer Restriction upon or with respect to the Collateral, (ii) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral or (iii) enter into or consent to any agreement (x) that restricts in any manner the rights of any present or future owner of any Collateral with respect thereto (other than this Confirmation) or (y) pursuant to which any person other than Counterparty, CSFB and any securities intermediary through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have Control in respect of any Collateral and represents that it has not previously created any such Lien, effected any such sale, disposition or grant or entered in or consented to any such agreement.

  D. ADMINISTRATION OF THE COLLATERAL AND VALUATION OF SECURITIES:

     1. CSFB shall determine on each Business Day whether a Collateral Event of Default shall have occurred. If on any Business Day CSFB determines that a Collateral Event of Default shall have occurred, CSFB shall promptly notify Counterparty of such determination by telephone call to Counterparty followed by a written confirmation of such call. If on any Business Day CSFB determines that no Default Event or failure by Counterparty to meet any of Counterparty's obligations under "Certain Covenants of Counterparty relating to the Collateral" or under this section has occurred and is continuing, Counterparty may obtain the release from the security interests in the Collateral created hereby of any Collateral upon delivery to CSFB of a written notice from Counterparty indicating the items of Collateral to be released so long as, after such release, no Collateral Event of Default shall have occurred. "DEFAULT EVENT" means any Collateral Event of Default, any Event of Default with respect to Counterparty or any Termination Event with respect to which Counterparty is the Affected Party or an Affected Party or an Extraordinary Event that results in an obligation of Counterparty to pay an amount pursuant to Section 12.7 or Section 12.9 of the 2002 Definitions.

     2. Counterparty may pledge additional Eligible Collateral hereunder at any time by delivering the same pursuant to the provisions of "Delivery of Collateral" above. Concurrently with the delivery of any additional Eligible Collateral, Counterparty shall deliver to CSFB a certificate, dated the date of such delivery, (i) identifying the additional items of Eligible Collateral being pledged and (ii) certifying that with respect to such items of additional Eligible Collateral the representations and warranties contained in paragraph 4.c.5. above are true and correct with respect to such Eligible Collateral on and as of the date thereof.

     3.   [RESERVED]

     4. CSFB may at any time or from time to time, in its sole discretion, cause any or all of the Collateral that is registered in the name of Counterparty or Counterparty's nominee to be transferred of record into the name of the Custodian, CSFB or its nominee. Counterparty shall promptly give to CSFB copies of any notices or other communications received by Counterparty with respect to Collateral that is registered, or held through a securities intermediary, in the name of Counterparty or Counterparty's nominee and CSFB shall promptly give to Counterparty copies of any notices and communications received by CSFB with respect to Collateral that is registered, or held through a securities intermediary, in the name of Custodian, CSFB or its nominee.

     5. Counterparty agrees that Counterparty shall forthwith upon demand pay to CSFB:

          (i) the amount of any taxes that CSFB or the Custodian may have been required to pay by reason of the security interests in the Collateral created hereby or to free any of the Collateral from any Lien thereon; and

          (ii) the amount of any and all costs and expenses, including the fees and disbursements of counsel and of any other experts, that CSFB or the Custodian may incur in connection with (A) the enforcement of this pledge upon a Default Event, including such expenses as are incurred to preserve the value of the Collateral and the validity, perfection, rank and value of the security interests in the Collateral created hereby, (B) the collection, sale or other disposition of any of the Collateral pursuant to the terms and conditions of the Agreement, (C) the exercise by CSFB of any of the rights conferred upon it hereunder or (D) any Default Event.

          Any such amount not paid on demand shall bear interest (computed on the basis of a year of 360 days and payable for the actual number of days elapsed) at a rate per annum equal to 5% plus the prime rate as published from time to time in The Wall Street Journal, Eastern Edition.

  E. REHYPOTHECATION OF COLLATERAL:

     The parties hereto agree that CSFB may sell, lend, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Collateral.

  F. INCOME AND VOTING RIGHTS IN COLLATERAL:

     Other than the payments made to CSFB pursuant to the provision entitled "Payment Obligation by Counterparty" of paragraph 2 of this Confirmation, CSFB shall have the right to receive and retain as Collateral hereunder all proceeds and interest of the Collateral (such proceeds as CSFB shall have the right to receive and retain at any time, "RETAINED PROCEEDS"), and Counterparty shall take all such action as CSFB shall deem necessary or appropriate to give effect to such right. All such Retained Proceeds that are received by Counterparty shall be received in trust for the benefit of CSFB and, if CSFB so directs, shall be segregated from other funds of Counterparty and shall, forthwith upon demand by CSFB, be delivered over to the Custodian on behalf of CSFB as Collateral in the same form as received (with any necessary endorsement).

     CSFB agrees that Counterparty shall have the right from the date hereof through the Settlement Date, and CSFB shall take all such action and provide all such assurances to the Counterparty as the Counterparty reasonably requests to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other actions with respect to any or all of the Collateral.

  G. REMEDIES UPON DEFAULT EVENTS:

     If any Default Event shall have occurred and be continuing, CSFB may exercise all the rights of a secured party under the UCC (whether or not in effect in the jurisdiction where such rights are exercised) and, in addition, without being required to give any notice, except as herein provided or as may be required by mandatory provisions of law, may sell all of the Collateral, or such lesser portion thereof as may be necessary to generate proceeds sufficient to satisfy in full all of the obligations of Counterparty under the Agreement or hereunder.

     Counterparty hereby irrevocably appoints CSFB as Counterparty's true and lawful attorney (which power of attorney is coupled with an interest), with full power of substitution, in the name of Counterparty, CSFB or otherwise, for the sole use and benefit of CSFB, but at the expense of Counterparty, to the extent permitted by law, to exercise, at any time and from time to time while a Default Event has occurred and is continuing, all or any of the following powers with respect to all or any of the
     Collateral:

     (i) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof;

     (ii) to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto;

     (iii) to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if CSFB were the absolute owner thereof and in connection therewith, to make all necessary deeds, bills of sale, instruments of assignment, transfer or conveyance of the property, and all instructions and entitlement orders in respect of the property thus to be (or that is being or has been) sold, transferred, assigned or otherwise dealt in; and

     (iv) to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

     provided that CSFB shall give Counterparty not less than one day's prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral that threatens to decline speedily in value, including, without limitation, equity securities, or is of a type customarily sold on a recognized market. CSFB and Counterparty agree that such notice constitutes "reasonable authenticated notification" within the meaning of Section 9-611(b) of the UCC.

  H. TERMINATION:

     The rights hereby granted by Counterparty in the Collateral shall cease, terminate and be void upon fulfillment of all of the obligations of Counterparty under this Confirmation. Any Collateral remaining at the time of such termination shall be fully released and discharged from the security interests in the Collateral created hereby and delivered to Counterparty by CSFB, all at the request and expense of Counterparty.

5.   The Agreement is further supplemented by the following provisions:

        TERMINATION PROVISIONS.

          1. "SPECIFIED ENTITY" means in relation to CSFB and Counterparty, none.

          2. The "DEFAULT UNDER SPECIFIED TRANSACTION" provision of Section 5(a)(v) of the Agreement will not apply to CSFB and Counterparty.

          3. The "CROSS DEFAULT" provision of Section 5(a)(vi) will not apply to CSFB and will apply to Counterparty.

          4. The "CREDIT EVENT UPON MERGER" provisions of Section 5(b)(iv) will not apply to CSFB and Counterparty.

          5. The "AUTOMATIC EARLY TERMINATION" provisions of Section 6(a) will not apply to CSFB and Counterparty.

          6. PAYMENTS ON EARLY TERMINATION. For the purpose of Section 6(e), Second Method and Loss will apply.

          7.   "TERMINATION CURRENCY" means United States Dollars.

          8. NETTING. The provisions of Section 2(c) of the Agreement shall apply, provided that Section 2(c) shall be amended by deleting "and" at the end of clause (i) thereof and deleting clause (ii) thereof.

          9. SET-OFF. In addition to and without limiting any rights of set-off that a party hereto may have as a matter of law, pursuant to contract or otherwise, upon the occurrence of an Early Termination Event, such Party ("PARTY X") shall have the right to terminate, liquidate and otherwise close out the transactions contemplated by this Confirmation pursuant to the terms hereof, and to set off any obligation that Party X or any affiliate of Party X may have to the other party ("PARTY Y") hereunder, thereunder or otherwise, including without limitation any obligation to make any release, delivery or payment to Party Y pursuant to this Confirmation or any other agreement between Party X or any of its affiliates and Party Y, against any right Party X or any of its affiliates may have against Party Y, including without limitation any right to receive a payment or delivery pursuant to this Confirmation or any other agreement between Party X or any of its affiliates and Party Y. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of the same type, such obligation and right shall be set off in kind. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of any other type, the value of each of such obligation and such right shall be determined by the Calculation Agent and the result of such set-off shall be that the net obligor shall pay or deliver to the other party an amount of cash or assets, at the net obligor's option, with a value (determined, in the case of a delivery of assets, by the Calculation Agent) equal to that of the net obligation. In determining the value of any obligation to release or deliver Shares or right to receive Shares, the value at any time of such obligation or right shall be determined by reference to the market value of the Shares at such time. If an obligation or right is unascertained at the time of any such set-off, the Calculation Agent may in good faith estimate the amount or value of such obligation or right, in which case set-off will be effected in respect of that estimate, and the relevant party shall account to the other party at the time such obligation or right is ascertained.

        TAX REPRESENTATIONS.  None.

        AGREEMENTS TO DELIVER DOCUMENTS. For the purpose of Sections 4(a)(i) and (ii), each of CSFB and Counterparty agrees to deliver the following documents, as applicable:

          1. The Issuer shall have executed and delivered to CSFB, upon execution of this Confirmation and upon request of such other party, an Issuer Acknowledgement in the form attached as Annex A hereto.

          2. Each of CSFB and Counterparty will deliver to the other party, upon execution of this Confirmation, evidence reasonably satisfactory to the other party as to the names, true signatures and authority of the officers or officials signing this Confirmation on its behalf.

               Such documents shall be covered by the representation set forth in Section 3(d).

        MISCELLANEOUS:

          1.   ADDRESSES FOR NOTICES. For the purpose of Section 12(a):

               Address for notices or communications to CSFB (other than by facsimile) (for all purposes):

               Address: Credit Suisse First Boston International c/o Credit Suisse First Boston LLC
                                11 Madison Avenue
                                New York, NY  10010
                                Attn:    Senior Legal Officer
                                Tel:  (212) 538 4488
                                Fax:  (212) 325 4585

               With a copy to:  Credit Suisse First Boston LLC
                                1 Madison Avenue, 8th Floor
                                New York, New York 10010

                                For payments and deliveries:
                                Attn:    Ricardo Harewood
                                Tel:  (212) 538-9810
                                Fax:  (212) 325- 8175

                                  For all other communications:
                                  Attn:    Joe Belnome / John Ryan
                                  Tel.:  (212) 538-1277 / (212) 325-8681
                                  Fax:   (212) 538-8898

               Designated responsible employee for the purposes of
               Section 12(a)(iii):  Senior Legal Officer

               Address for notices or communications to Counterparty:

               Address: Friedman Fleischer & Lowe Capital Partners, L.P. One Maritime Plaza, Suite 1000, San Francisco,
                         CA  94111
               Attention:  Rajat Duggal
               Facsimile No.: (415) 402-2111  Telephone No.: (415) 402-2100

               With a copy to:

               Address:    Bingham McCutchen LLP
                           399 Park Avenue
                           New York, NY 10022
               Attention:  Neil Townsend
               Facsimile No.: (212) 702-3644  Telephone No.: (212) 318-7722

          2. The date and time of the Transaction will be furnished by CSFB to Counterparty upon written request by Counterparty.

          3.   [RESERVED]

          4. WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS CONFIRMATION OR ANY CREDIT SUPPORT DOCUMENT. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Confirmation by, among other things, the mutual waivers and certifications in this Section.

          5. SERVICE OF PROCESS. The parties irrevocably consent to service of process given in the manner provided for notices in Section in paragraph 1 immediately above. Nothing in this Confirmation will affect the right of either party to serve process in any other manner permitted by law.

          6. THE AGREEMENT AND EACH CONFIRMATION THEREUNDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE (PROVIDED THAT AS TO PLEDGED ITEMS LOCATED IN ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK, CSFB SHALL, IN ADDITION TO ANY RIGHTS UNDER THE LAWS OF THE STATE OF NEW YORK, HAVE ALL OF THE RIGHTS TO WHICH A SECURED PARTY IS ENTITLED UNDER THE LAWS OF SUCH OTHER JURISDICTION). EACH PARTY HEREBY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK. THE PARTIES HERETO HEREBY AGREE THAT THE CUSTODIAN'S JURISDICTION, WITHIN THE MEANING OF
               SECTION 8-110(E) OF THE UCC, INSOFAR AS IT ACTS AS A SECURITIES

               INTERMEDIARY HEREUNDER OR IN RESPECT HEREOF, IS THE STATE OF NEW YORK.

          7. This Confirmation is not intended and shall not be construed to create any rights in any person other than Counterparty, CSFB and their respective successors and assigns and no other person shall assert any rights as third-party beneficiary hereunder. Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of Counterparty and CSFB shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not.

          8. Any provision of this Confirmation may be amended or waived if, and only if, such amendment or waiver is in writing and signed, and in the case of an amendment, by Counterparty and CSFB or, in the case of a waiver, by the party against whom the waiver is to be effective.

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Confirmation.



                                Yours faithfully,

                                CREDIT SUISSE FIRST BOSTON INTERNATIONAL


                                By:_____________________________
                                Name:
                                Title:



Confirmed as of the date first written above:

FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS, L.P.

BY: FRIEDMAN FLEISCHER & LOWE GP, LLC, ITS GENERAL PARTNER


By:________________________________
Name:  David L. Lowe
Title:  Senior Managing Member


CREDIT SUISSE FIRST BOSTON LLC,
as Agent


By:________________________________
Name:
Title:



Our Reference Number: External ID: 9183178  / Risk ID: 40063502

                                                                     ANNEX A

                        [FORM OF ISSUER ACKNOWLEDGEMENT]

                                                                       [DATE]

Credit Suisse First Boston International
c/o Credit Suisse First Boston LLC
Eleven Madison Avenue
New York, New York 10010

    Re:   PROPOSED TRANSACTION BY FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS,
          L.P.

Ladies and Gentlemen:

     Korn/Ferry International (the "COMPANY") understands that Friedman Fleischer & Lowe Capital Partners, L.P. ("COUNTERPARTY") proposes to enter into a hedging transaction (the "TRANSACTION") with Credit Suisse First Boston International ("CSFB") with respect to shares of the 7.5% Convertible Series A Preferred Stock of the Company (the "CONVERTIBLE SHARES") convertible into shares of common stock of the Company (the "COMMON STOCK"). Specifically, the Company understands that Counterparty proposes to enter into a forward sale and purchase transaction with CSFB, pursuant to which CSFB will pay cash to Counterparty on or shortly after the date of execution of the Transaction and Counterparty will deliver to CSFB on or about March 10, 2007 or such other date specified by CSFB upon 1 Business Day's notice (the "SETTLEMENT DATE"), 3,122.413 Convertible Shares (subject to applicable adjustments). In addition, the Company understands that Counterparty initially will pledge 3,122.413 Convertible Shares owned by Counterparty to CSFB to secure Counterparty's obligations under the Transaction (the "PLEDGE").

     The Company has no objection to the proposed Transaction or to the Pledge. The Company confirms that the Transaction and the Pledge will not violate any insider trading or other policy or rule of the Company.

     The Company agrees that if CSFB forecloses on the Convertible Shares, or the Convertible Shares are transferred to CSFB pursuant to the terms of the Transaction, that promptly, upon delivery to the Company or its transfer agent of:

     (i)  any required tax stamps; and

     (ii) a duly executed notice of conversion (attached hereto as Exhibit 1)

the Company (x) will effect the conversion of such Convertible Shares without any further action or delivery of any documents or instruments on the part of CSFB or Counterparty and notwithstanding any policy or objection the Company may have at the time that would prevent or delay any sale or transfer of any shares of Common Stock or Convertible Shares by Counterparty at the time of such foreclosure or transfer and (y) will instruct its transfer agent to convert any such Convertible Shares held by CSFB in Pledge, in accordance with the provisions of the Convertible Shares, into the such number of shares of fully paid and non-assessable shares of Common Stock as provided for by the terms of the Convertible Shares and issue shares of Common Stock without any legends thereon that relate to restrictions on the disposition thereof under the Securities Act of 1933 or otherwise register in such name or names as CSFB shall request and deliver such shares directly to CSFB or its designee without the return thereof to Counterparty.



                                  KORN/FERRY INTERNATIONAL


                                  By:  ___________________________
                                       Name:
                                       Title:

                                                         EXHIBIT 1 TO ANNEX A


                         [FORM OF NOTICE OF CONVERSION]

                                                                       [DATE]

Korn/Ferry International
1800 Century Park East, Suite 900
Los Angeles, CA 90067
Attn:  Secretary

Ladies and Gentlemen:

     Please be advised that Friedman Fleischer & Lowe Capital Partners, L.P., a Delaware limited partnership ("SELLER"), has entered into a Prepaid Forward Confirmation (the "Agreement") dated as of March 15, 2005 with Credit Suisse First Boston International ("BUYER"), by Credit Suisse First Boston LLC as its agent (the "AGENT").

     Seller is the record holder of shares of 7.5% Convertible Series A Preferred Stock (evidenced by the certificates attached hereto, the "CONVERTIBLE SHARES") of Korn/Ferry International, a Delaware corporation (the "COMPANY"). The Convertible Shares are convertible into shares of common stock ("COMMON STOCK") of the Company. Seller and Buyer are willing to sell and purchase 3,122.413 Convertible Shares at the times and on the terms set forth in the Agreement. Seller has agreed, pursuant to the Agreement, to grant Buyer a security interest (the "PLEDGE") in Convertible Shares (the "PLEDGED SHARES") to secure the obligations of Seller under the Agreement.

     This letter constitutes written notice of conversion (the "NOTICE OF CONVERSION") required by the Convertible Shares and instruments governing the Convertible Shares. In the event that Seller delivers Convertible Shares pursuant to its obligations under the Agreement, or in the event of the exercise by Buyer of any of its rights under the Pledge with respect to the Pledged Shares, the Seller and Buyer hereby elect that such Convertible Shares be converted into such number of shares of Common Stock as provided for by the terms of the Convertible Shares and its governing instruments.

     Pursuant to this Notice of Conversion and upon delivery of certificates evidencing the Convertible Shares subject to conversion duly endorsed by Seller or in blank or accompanied by a duly executed proper instrument of transfer in a form satisfactory to the Company, please convert the Convertible Shares into the applicable number of shares of Common Stock and, at Buyer's direction, either (i) issue them in the name of Credit Suisse First Boston International and deliver the certificate evidencing such shares of Common Stock directly to the following address:

                     Credit Suisse First Boston International
                       c/o Credit Suisse First Boston LLC
                          1 Madison Avenue, 8th Floor
                            New York, New York 10010
                             Attn: Ricardo Harewood
                           OTC Derivative Operations

or (ii) deliver them in electronic equivalent form to an account specified by Buyer at such time.

     PLEASE DO NOT DELIVER THE CERTIFICATES REPRESENTING SUCH SHARES OF COMMON STOCK TO SELLER UNDER ANY CIRCUMSTANCES PURSUANT TO THE TERMS OF THIS NOTICE OF CONVERSION.


















                                    Ex. 1-1

     This Notice of Conversion will be irrevocable by the Seller. This Notice of Conversion will automatically terminate upon the satisfaction of Seller's delivery obligations under the Agreement, as determined in good faith by the Buyer.

                                    Very truly yours,

                                    FRIEDMAN FLEISCHER & LOWE CAPITAL
                                        PARTNERS, L.P.


                                    BY:  FRIEDMAN FLEISCHER & LOWE GP,
                                         LLC, ITS GENERAL PARTNER


                                    By:  _______________________________
                                         Name:
                                         Title:





                                    CREDIT SUISSE FIRST BOSTON INTERNATIONAL


                                    By:  _______________________________
                                         Name:
                                         Title:















































                                    Ex. 1-2

-------------------------------------------------------------------------------
PREPAID FORWARD TRANSACTION
-------------------------------------------------------------------------------

                                                              March 15, 2005

FFL Executive Partners, L.P.
One Maritime Plaza, Suite 1000
San Francisco, CA  94111

Credit Suisse First Boston International
One Cabot Square
London E14 4QJ


External ID: 9183176    - Risk ID: 40063500

-------------------------------------------------------------------------------

Dear Sir or Madam,

The purpose of this letter agreement (this "CONFIRMATION") is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the "TRANSACTION"). This Confirmation constitutes a "Confirmation" as referred to in the Agreement specified below.

In this Confirmation, "CSFB" means Credit Suisse First Boston International, "COUNTERPARTY" means FFL Executive Partners, L.P. and "AGENT" means Credit Suisse First Boston LLC, solely in its capacity as agent for CSFB and Counterparty.

1. The definitions and provisions contained in the 2000 ISDA Definitions (the "2000 DEFINITIONS") and the 2002 ISDA Equity Derivatives Definitions (the "2002 DEFINITIONS" and, together with the 2000 Definitions, the "DEFINITIONS"), each as published by the International Swaps and Derivatives Association, Inc. ("ISDA"), are incorporated into this Confirmation. In the event of any inconsistency between the 2000 Definitions and the 2002 Definitions, the 2002 Definitions will govern. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern. The Transaction shall be deemed to be a Share Forward Transaction within the meaning set forth in the Equity Definitions.

     This Confirmation shall supplement, form a part of and be subject to an agreement (the "AGREEMENT") in the form of the 1992 ISDA Master Agreement (Multicurrency - Cross Border) (the "ISDA FORM"), as published by the International Swaps and Derivatives Association, Inc., as if CSFB and Counterparty had executed the ISDA Form (without any Schedule thereto) on the date hereof. All provisions contained in the Agreement are incorporated into and shall govern this Confirmation except as expressly modified below. This Confirmation evidences a complete and binding agreement between you and us as to the terms of the Transaction and relates and replaces any previous agreement between us with respect to the subject matter hereof, including the agreement entitled "Physically Settled Forward Contract on Korn Ferry 7.5% Convertible Series A Preferred Stock Executable Terms as of March 10, 2005" (the "TERM SHEET"). This Confirmation, together with all other confirmations or agreements between us referencing the ISDA Form, shall be deemed to supplement, form part of and be subject to the same, single Agreement.

     If there exists any ISDA Master Agreement between CSFB and Counterparty or any confirmation or other agreement between CSFB and Counterparty pursuant to which an ISDA Master Agreement is deemed to exist between CSFB and Counterparty, then notwithstanding anything to the contrary in such ISDA Master Agreement, such confirmation or agreement or any other agreement to which CSFB and Counterparty are parties, this Transaction shall not be considered a Transaction under, or otherwise governed by, such existing or deemed ISDA Master Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

     General Terms:

          Trade Date:                                  March 10, 2005

          Seller:                                      Counterparty

          Buyer:                                       CSFB

          Securities:                                  7.5% Convertible Series A
                                                       Preferred Stock of Korn/Ferry
                                                       International (the "ISSUER").

          Number of Securities:                        56.987 shares as of the Trade
                                                       Date; the Number of Securities
                                                       shall be increased to reflect any
                                                       payments thereon of dividends in
                                                       additional Securities; further, in
                                                       the event of any exchange,
                                                       substitution, redemption,
                                                       repurchase or similar transaction
                                                       (whether in whole or in part)
                                                       with respect to the Number of
                                                       Securities pursuant to the terms
                                                       thereof and the instruments
                                                       governing them or applicable law,
                                                       the Number of Securities shall
                                                       consist of any and all property
                                                       received upon such transaction and
                                                       any remaining Securities, as
                                                       determined by the Calculation
                                                       Agent.

          Shares                                       Common stock of the Issuer
                                                       (Exchange Symbol: "KFY")

          Number of Shares:                            the number of Shares into which
                                                       the Number of Securities is
                                                       convertible (5,592.45 as of the
                                                       Trade Date); provided, however,
                                                       that any references to Number of
                                                       Shares to be Delivered shall be
                                                       to the Number of Securities

          Prepayment:                                  Applicable



          Conditions to CSFB's Obligation
          to Pay Prepayment Amount:                    It shall be a condition to CSFB's
                                                       obligation to pay any Prepayment
                                                       Amount hereunder on any Prepayment
                                                       Date that Counterparty shall have
                                                       performed its obligations under
                                                       paragraphs 4(a)-"Delivery of
                                                       Collateral" and 5-"Agreements to
                                                       Deliver Documents", below.

          Prepayment                                   Date: The later of (i) March 15,
                                                       2005 and (ii) the earliest date on
                                                       which all conditions to CSFB's
                                                       obligation to pay the Prepayment
                                                       Amount have been satisfied,
                                                       provided, however, that in the
                                                       case of (ii) above, if such
                                                       conditions were not satisfied by
                                                       12:00 p.m. New York City time on
                                                       such date, then the Prepayment
                                                       Date would be the following
                                                       Business Day

          Prepayment Amount:                           USD 113,135.28

          Variable Obligation:                         Not applicable

          Exchange:                                    The New York Stock Exchange

          Related Exchange(s):                         All Exchanges

     Settlement Terms:

          Physical Settlement:                         Applicable

          Settlement Method Election:                  Not applicable

          Settlement Date                              2 years from the Trade Date,
                                                       provided that CSFB may elect to
                                                       accelerate the Settlement Date at
                                                       anytime upon 1 Business Day's
                                                       notice and take immediate delivery
                                                       of the Number of Securities.

          Automatic Physical Settlement:               If (x) by 10:00 A.M., New York
                                                       City time, on the Settlement Date,
                                                       Counterparty has not otherwise
                                                       effected delivery of the Number
                                                       of Shares to be Delivered and
                                                       (y) the Representation and
                                                       Agreement set forth in Section
                                                       9.11 of the 2002 Definitions are
                                                       true and satisfied (or, at the
                                                       absolute discretion of CSFB, such
                                                       Representation and Agreement are
                                                       not true or satisfied) with
                                                       respect to the collateral then
                                                       held hereunder by or on behalf of
                                                       CSFB, then the delivery required
                                                       by Section 9.2 of the Equity
                                                       Definitions shall be effected, in
                                                       whole or in part, as the case may


                                                       be by delivery from the Collateral
                                                       Account (as defined below under
                                                       "Collateral") to CSFB of the
                                                       Number of Securities.

          Settlement Currency:                         USD

     Dividends and Other Payments:

          Payment Obligation by Counterparty:          Counterparty shall immediately upon
                                                       receipt thereof pay to CSFB any and
                                                       all dividends, distributions,
                                                       coupons and other payments (other
                                                       than dividend payments in kind which
                                                       shall be added to the Number of
                                                       Securities and the Collateral)
                                                       received in respect of the
                                                       Securities.

     Sections 11 and 12 of the
     2002 Definitions:                                 Not Applicable

     Non-Reliance:                                     Applicable

     Agreements and Acknowledgments
     Regarding Hedging Activities:                     Applicable

     Additional Acknowledgments:                       Applicable

     Credit Support Documents:                         Section 4 shall be a Credit Support
                                                       Document under the Agreement with
                                                       respect to Counterparty.

                                                       Guarantee dated May 16, 2001 made by
                                                       Credit Suisse First Boston (USA), Inc.,
                                                       a Delaware corporation, in favor of
                                                       each and every counterparty to one or
                                                       more Financial Transactions (as
                                                       defined therein) with CSFB shall
                                                       be a Credit Support Document under
                                                       the Agreement with respect to CSFB.

     Account Details:

          Payments to CSFB:                            To be advised under separate cover
                                                       prior to the Trade Date

          Payments to Counterparty:                    Bank: Bank of America
                                                       Address: 345 Montgomery Street
                                                        Concourse Level
                                                        San Francisco, CA 94104
                                                       ABA #:  121-000-358
                                                       Account #:  14991-06117
                                                       Account Name:  FFL Executive Partners,
                                                                      L.P.



          Delivery of Securities/Shares to CSFB:       To be advised

          Calculation Agent:                           CSFB. The Calculation Agent will have no
                                                       responsibility for good faith errors or
                                                       omissions in any determination under the
                                                       Transaction.

3.   Other Provisions:

          ADDITIONAL REPRESENTATIONS AND WARRANTIES OF COUNTERPARTY:

               Counterparty hereby represents and warrants to CSFB as of the date hereof that:

               1. From the date three months prior to the date of the Term Sheet, neither Counterparty nor any person who would be considered to be the same "person" as Counterparty or "acting in concert" with Counterparty (as such terms are used in clauses (a)(2) and (e)(3)(vi) of Rule 144 under the Securities Act of 1933, as amended (the "SECURITIES ACT")) has, without the written consent of CSFB, sold any Shares or hedged (through swaps, options, short sales or otherwise) any long position in the Shares. Counterparty does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act. Shares of common stock of the Issuer issuable upon conversion of the Securities would, upon sale of such shares, be considered securities "acquired from the issuer for a consideration consisting solely of other securities of the same issuer surrendered for conversion" for the purposes of Rule 144.

               2. Counterparty is an "eligible contract participant" as such term is defined in Section 1(a)(12) of the Commodity Exchange Act, as amended.

               3. Counterparty was not on the Trade Date, and is not on the date hereof, in possession of any material non-public information regarding the Issuer. None of the transactions contemplated herein will violate any corporate policy of the Issuer or other rules or regulations of the Issuer applicable to Counterparty or its affiliates, including, but not limited to, the Issuer's window period policy.

               4. On the Trade Date, Counterparty filed, in the manner contemplated by Rule 144(h) under the Securities Act, a notice on Form 144 relating to the Transaction contemplated hereby in form and substance that CSFB has informed Counterparty is acceptable to CSFB.

               5. All representations and warranties of Counterparty contained in the Term Sheet were true and correct as of the times such representations and warranties were made or repeated or deemed to be made or repeated under the Term Sheet and Counterparty has performed all of the covenants and obligations to be performed by Counterparty on or prior to the date hereof under the Term Sheet.

               6. Counterparty is not and, after giving effect to the transactions contemplated hereby, will not be an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

               7. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty hereunder, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages.

               8. Counterparty's holding period (calculated in accordance with Rule 144(d) under the Securities Act) with respect to the Initial Pledged Items commenced on June 13, 2002. Counterparty agrees that Counterparty has not (i) created or permitted to exist any Lien (other than the Security Interests) or any Transfer Restriction (other than the Existing Transfer Restrictions) upon or with respect to the Collateral, (ii) sold or otherwise disposed of, or granted any option with respect to, any of the Collateral or (iii) entered into or consented to any agreement (other than, in the case of clause (x), this Confirmation) (x) that restricts in any manner the rights of any present or future owner of any Collateral with respect thereto or (y) pursuant to which any person other than Counterparty, CSFB and any securities intermediary through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have Control in respect of any Collateral. "CONTROL" means "control" as defined in Section 8-106 and 9-106 of the Uniform Commercial Code as in effect in the State of New York ("UCC").

               9. Other than financing statements or other similar or equivalent documents or instruments with respect to the Security Interests, no financing statement, security agreement or similar or equivalent document or instrument covering all or any part of the Collateral is on file or of record in any jurisdiction in which such filing or recording would be effective to perfect a lien, security interest or other encumbrance of any kind on such Collateral.

               10. All Collateral consisting of securities and all financial assets underlying Collateral consisting of security entitlements (each as defined in Section 8-102 of the UCC) at any time pledged hereunder is and will be issued by an issuer organized under the laws of the United States, any State thereof or the District of Columbia and is and will be (i) certificated (and the certificate or certificates in respect of such securities or financial assets are and will be located in the United States) and registered in the name of Counterparty or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States or (ii) uncertificated and either registered in the name of Counterparty or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States; provided that this representation shall not be deemed to be breached if, at any time, any such Collateral is issued by an issuer that is not organized under the laws of the United States, any State thereof or the District of Columbia, and the parties hereto agree to procedures or amendments hereto necessary to enable CSFB to maintain a valid and continuously perfected security interest in such Collateral, in respect of which CSFB will have Control, subject to no prior Lien. The parties hereto agree to negotiate in good faith any such procedures or amendments.

               11.  Counterparty's "location" (as defined in Section 9-307 of
                    UCC) is the state of Delaware. The following is the mailing address, county and state of each chief executive office not at such "location" maintained by Counterparty at any time during the past five years: One Maritime Plaza, Suite 1000, San Francisco, CA 94111.

          REPRESENTATIONS, WARRANTIES AND COVENANTS OF CSFB:

               1. CSFB represents to Counterparty that an affiliate of CSFB (the "CSFB AFFILIATE") is registered as a broker and a dealer with the Securities and Exchange Commission and is a "market maker" or a "block positioner", as such terms are used in Rule 144 under the Securities Act, with respect to the Shares.

               2. CSFB agrees that CSFB Affiliate shall, as promptly as practicable consistent with market conditions, introduce into the public market a quantity of securities of the same class as the Shares equal to the Number of Shares.

          U.S. PRIVATE PLACEMENT REPRESENTATIONS:

               Each of CSFB and Counterparty hereby represents and warrants to the other party as of the date hereof that:

               1. It is an "accredited investor" (as defined in Regulation D under the Securities Act) and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transaction, and it is able to bear the economic risk of the Transaction.

               2. It is entering into the Transaction for its own account and not with a view to the distribution or resale of the Transaction or its rights thereunder except pursuant to a registration statement declared effective under, or an exemption from the registration requirements of, the Securities Act.


          COVENANTS OF COUNTERPARTY:

               Counterparty agrees that each of Counterparty and its affiliates will comply with all applicable disclosure or reporting requirements in respect of the Transaction, including, without limitation, any requirement imposed by Section 13 or Section 16 of the Securities and Exchange Act of 1934, as amended, if any, and Counterparty will provide CSFB with a copy of any report filed in respect of the Transaction promptly upon filing thereof.

          BINDING COMMITMENT/FINAL AGREEMENT:

               The parties intend that this Confirmation constitutes a "Final Agreement" as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the staff of the Securities and Exchange Commission (the "STAFF") to which the Staff responded in an interpretative letter dated December 20, 1999.

          PAYMENTS ON EARLY TERMINATION:

               Upon the occurrence or effective designation of an Early Termination Date in respect of the Transaction (an "EARLY TERMINATION EVENT"), if Counterparty would owe any amount to CSFB pursuant to Section 6(d)(ii) of the Agreement (determined as if the Transaction were the only Transaction under the Agreement) (any such amount, a "COUNTERPARTY PAYMENT AMOUNT" and any Early Termination Event that would so result in Counterparty owing any such amount, a "COUNTERPARTY PAYMENT EVENT"), then, except to the extent that CSFB proceeds to realize upon the Collateral and to apply the proceeds of such realization to any obligation of Counterparty hereunder and under the Agreement:

               (i) on the date on which any Counterparty Payment Amount is due, in lieu of any payment or delivery of such Counterparty Payment Amount, Counterparty shall deliver to CSFB the Number of Securities; and

               (ii) for purposes of determining any Loss under Section 6(e) of the Agreement in respect of any other Transactions under the Agreement, the Transaction shall be deemed not to be a Transaction under the Agreement; provided that, for the avoidance of doubt, if Counterparty fails to deliver Securities pursuant to clause (i) above at the time required, then the Transaction (including such delivery obligation) shall be included for the purpose of determining CSFB's Loss for all Transactions (including the Transaction) under the Agreement.

          SECURITIES CONTRACT:

               The parties hereto acknowledge and agree that each of CSFB and the Custodian is a "stockbroker" within the meaning of Section 101 (53A) of Title 11 of the United States Code (the "BANKRUPTCY CODE") and that the Custodian is acting as agent and custodian for CSFB in connection with the Transaction and that CSFB is a "customer" of the Custodian within the meaning of Section 741(2) of the Bankruptcy Code. The parties hereto further recognize that the Transaction is a "securities contract", as such term is defined in Section 741(7) of the Bankruptcy Code, entitled to the protection of, among other provisions, Sections 555 and 362(b)(6) of the Bankruptcy Code, and that each payment or delivery of cash, Shares or other property or assets hereunder is a "settlement payment" within the meaning of Section 741(8) of the Bankruptcy Code.

          ASSIGNMENT:

               The rights and duties under this Confirmation may not be assigned or transferred by any party hereto without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld; provided that (i) CSFB may assign or transfer any of its rights or duties hereunder to any of its affiliates without the prior written consent of Counterparty and
               (ii) the Agent may assign or transfer any of its rights or duties hereunder without the prior written consent of the other parties hereto to any affiliate of Credit Suisse First Boston, so long as such affiliate is a broker-dealer registered with the Securities and Exchange Commission.

          NON-CONFIDENTIALITY:

               The parties hereby agree that (i) effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind, including opinions or other tax analyses, provided by CSFB and its affiliates to Counterparty relating to such tax treatment and tax structure; provided that the foregoing does not constitute an authorization to disclose the identity of CSFB or its affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information, and (ii) CSFB does not assert any claim of proprietary ownership in respect of any description contained herein or therein relating to the use of any entities, plans or arrangements to give rise to a particular United States federal income tax treatment for Counterparty.

          MATTERS RELATING TO THE AGENT:

               (a) As a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), Credit Suisse First Boston LLC in its capacity as Agent will be responsible for (i) effecting this Transaction, (ii) issuing all required confirmations and statements to CSFB and Counterparty, (iii) maintaining books and records relating to this Transaction as required by Rules 17a-3 and 17a-4 under the Securities Exchange Act of 1934 (the "Exchange Act") and (iv) unless otherwise requested by Counterparty, receiving, delivering, and safeguarding Counterparty's funds and any securities in connection with this Transaction, in compliance with Rule 15c3-3 under the Exchange Act.

               (b) Credit Suisse First Boston LLC is acting in connection with this Transaction solely in its capacity as Agent for CSFB and Counterparty pursuant to instructions from CSFB and Counterparty. Credit Suisse First Boston LLC shall have no responsibility or personal liability to CSFB or Counterparty arising from any failure by CSFB or Counterparty to pay or perform any obligations hereunder, or to monitor or enforce compliance by CSFB or Counterparty with any obligation hereunder, including without limitation, any obligations to maintain collateral. Each of CSFB and Counterparty agrees to proceed solely against the other to collect or recover any securities or monies owing to it in connection with or as a result of this Transaction. Credit Suisse First Boston LLC shall otherwise have no liability in respect of this Transaction, except for its gross negligence or wilful misconduct in performing its duties as Agent.

               (c) Any and all notices, demands, or communications of any kind relating to this Transaction, including without limitation, any option exercise notice, between CSFB and Counterparty shall be transmitted exclusively through the Agent at the following address:

               Credit Suisse First Boston LLC
               Eleven Madison Avenue
               New York, NY 10010

               For payments and deliveries:
               Telephone No.: (212) 538-9810
               Facsimile No.: (212) 325-8175

               For all other communications:
               Telephone No.: 212-538-4437 / 212-538-8297 / 212-325-5119
               Facsimile No.: (917) 326-8603

               (d) The date and time of the Transaction evidenced hereby will be furnished by the Agent to CSFB and Counterparty upon written request.

               (e) The Agent will furnish to Counterparty upon written request a statement as to the source and amount of any remuneration received or to be received by the Agent in connection with the Transaction evidenced hereby.

               (f) CSFB is aware of and agrees to be bound by the rules of the National Association of Securities Dealers, Inc. ("NASD") applicable to option trading and is aware of and agrees not to violate, either alone or in concert with others, the position or exercise limits established by the NASD.

          STAGGERED SETTLEMENT:

               If CSFB determines reasonably and in good faith that the Number of Shares to be Delivered to CSFB hereunder or, in receiving such Number of Shares to be Delivered, its "beneficial ownership" (within the meaning of Section 16 of the Exchange Act and rules promulgated thereunder) on the Settlement Date would exceed 9.9% of all outstanding Shares, then CSFB may, by notice to Counterparty on or prior to the Settlement Date (a "NOMINAL SETTLEMENT DATE"), elect to receive the Number of Shares to be Delivered on two or more dates (each, a "STAGGERED SETTLEMENT DATE") as follows:

               (a) in such notice, CSFB will specify to Counterparty the related Staggered Settlement Dates (the first of which will be such Nominal Settlement Date and the last of which will be no later than the twentieth (20th) Exchange Business Day following such Nominal Settlement Date) and the related portion of the Number of Shares to be Delivered on each Staggered Settlement Date; and

               (b) the aggregate number of Shares that Counterparty will deliver to CSFB hereunder on all such Staggered Settlement Dates will equal the Number of Shares to be Delivered that Counterparty would otherwise be required to deliver on such Nominal Settlement Date.

               Notwithstanding anything herein to the contrary, to the extent Counterparty receives or is entitled to receive any distribution or payment in respect of Shares by reason of Counterparty's being a holder of record of such Shares on any date after the Nominal Settlement Date but for the provisions of the foregoing, Counterparty shall deliver such distribution or payment to CSFB at the time Counterparty delivers to CSFB the related portion of the Number of Shares to be Delivered in accordance with the foregoing, if such distribution or payment has already been received by Counterparty at such time, or within a reasonable period of time following Counterparty's receipt of the distribution or payment, if such distribution or payment has not been already received by Counterparty at the time Counterparty delivers the related portion of the Number of Shares to be Delivered in accordance with the foregoing.

4.   Collateral Provisions:

     Counterparty has granted to CSFB a security interest in the Initial Pledged Items to secure Counterparty's obligations under the Term Sheet and the Transaction. Counterparty and CSFB now wish to (i) set forth additional understandings and agreements relating to such security interest and (ii) confirm, on the terms set forth herein, the continuation of such security interest.

  A. DELIVERY OF COLLATERAL:

     As soon as practicable after the Trade Date, Counterparty shall deliver to CSFB in pledge hereunder, Eligible Collateral consisting of the Number of Securities (the "INITIAL PLEDGED ITEMS"). "ELIGIBLE COLLATERAL" means Securities; provided that Counterparty has good and marketable title thereto, free of all of any and all lien, mortgage, interest, pledge, charge or encumbrance of any kind (other than the security interests in the Collateral created hereby, a "LIEN") and Transfer Restrictions (other than the Existing Transfer Restrictions) and that CSFB has a valid, first priority perfected security interest therein, a first lien thereon and Control with respect thereto. "TRANSFER RESTRICTION" means, with respect to any item of collateral pledged hereunder, any condition to or restriction on the ability of the owner thereof to sell, assign or otherwise transfer such item of collateral or enforce the provisions thereof or of any document related thereto whether set forth in such item of collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such item of collateral be consented to or approved by any Person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such item of collateral, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the issuer of, any other obligor on or any registrar or transfer agent for, such item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such item of collateral and (iv) any registration or qualification requirement or prospectus delivery requirement for such item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising under Section 5 of the Securities Act as a result of such security being a "restricted security" or Counterparty being an "affiliate" of the issuer of such security, as such terms are defined in Rule 144 under the Securities Act, or as a result of the sale of such security being subject to paragraph (c) of Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, Counterparty, assignor or transferor of such item of collateral, together with any evidence of the corporate or other authority of such Person, shall not constitute a "Transfer Restriction". "EXISTING TRANSFER RESTRICTIONS" means Transfer Restrictions existing with respect to any securities by virtue of the fact that Counterparty is an "affiliate", within the meaning of Rule 144 under the Securities Act, of the Issuer. "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     Any delivery of any securities or security entitlements (each as defined in Section 8-102 of the UCC) as Collateral to CSFB by Counterparty shall be effected (A) in the case of Collateral consisting of certificated securities registered in the name of Counterparty, by delivery of certificates representing such securities to the Custodian, accompanied by any required transfer tax stamps, and in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank, with signatures appropriately guaranteed, all in form and substance satisfactory to CSFB, and the crediting by the Custodian of such securities to a securities account (as defined in Section 8-501 of the UCC) (the "COLLATERAL ACCOUNT") of CSFB maintained by the Custodian,
     (B) in the case of Collateral consisting of uncertificated securities registered in the name of Counterparty, by transmission by Counterparty of an instruction to the issuer of such securities instructing such issuer to register such securities in the name of the Custodian or its nominee, accompanied by any required transfer tax stamps, the issuer's compliance with such instructions and the crediting by the Custodian of such securities to the Collateral Account, (C) in the case of securities in respect of which security entitlements are held by Counterparty through a securities intermediary, by the crediting of such securities, accompanied by any required transfer tax stamps, to a securities account of the Custodian at such securities intermediary or, at the option of CSFB, at another securities intermediary satisfactory to CSFB and the crediting by the Custodian of such securities to the Collateral Account or (D) in any case, by complying with such alternative delivery instructions as CSFB shall provide to Counterparty in writing. "CUSTODIAN" means Credit Suisse First Boston LLC, or any other custodian appointed by CSFB and identified to Counterparty.

  B. GRANT OF SECURITY INTERESTS IN THE COLLATERAL:

     In order to secure the full and punctual observance and performance of the covenants and agreements contained in this Confirmation and in the Agreement, Counterparty hereby assigns and pledges to CSFB, and grants to CSFB, as secured party, security interests in and to, and a lien upon and right of set-off against, and transfers to CSFB, as and by way of a security interest having priority over all other security interests, with power of sale, all of Counterparty's right, title and interest in and to
     (i) the Initial Pledged Items; (ii) all additions to and substitutions for the Initial Pledged Items (including, without limitation, any securities, instruments or other property delivered or pledged hereunder) (such additions and substitutions, the "ADDITIONS AND SUBSTITUTIONS"); (iii) the Collateral Account of CSFB maintained by the Custodian and all securities and other financial assets (each as defined in Section 8-102 of the UCC) and other funds, property or assets from time to time held therein or credited thereto; and (iv) other than the payments made to CSFB pursuant to the provision entitled "Payment Obligation by Counterparty" of paragraph 2 of this Confirmation, all income, proceeds and collections received or to be received, or derived or to be derived, at the time that the Initial Pledged Items were delivered to the Custodian or any time thereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Counterparty, with respect to Counterparty) from or in connection with the Initial Pledged Items or the Additions and Substitutions (collectively, the "COLLATERAL"). The parties hereto expressly agree that all rights, assets and property at any time held in or credited to the Collateral Account shall be treated as financial assets (as defined in Section 8-102 of the UCC).

  C. CERTAIN COVENANTS OF COUNTERPARTY RELATING TO THE COLLATERAL:

     Counterparty agrees that, so long as any of Counterparty's obligations under the Agreement remain outstanding:

     1. Counterparty shall ensure at all times that a Collateral Event of Default shall not occur, and shall pledge additional Collateral in the manner described hereunder as necessary to cause such requirement to be met. "COLLATERAL EVENT OF DEFAULT" means, at any time, the occurrence of either of the following: (A) failure of the Collateral to include, as Eligible Collateral, the Number of Securities or (B) failure at any time of the security interests in the Collateral created hereby to constitute valid and perfected security interests in all of the Collateral, subject to no prior, equal or junior Lien, and, with respect to any Collateral consisting of securities or security entitlements (each as defined in Section 8-102 of the UCC), as to which CSFB has Control, or, in each case, assertion of such by Counterparty in writing.

     2. Counterparty shall, at its own expense and in such manner and form as CSFB may require, give, execute, deliver, file and record any financing statement, notice, instrument, document, agreement or other papers that may be necessary or desirable in order to (i) create, preserve, perfect, substantiate or validate any security interest granted pursuant hereto, (ii) create or maintain Control with respect to any such security interests in any investment property (as defined in Section 9-102(a) of the UCC) or (iii) enable CSFB to exercise and enforce its rights hereunder with respect to such security interest.

     3. Counterparty shall warrant and defend Counterparty's title to the Collateral, subject to the rights of CSFB, against the claims and demands of all persons. CSFB may elect, but without an obligation to do so, to discharge any Lien of any third party on any of the Collateral.

     4. Counterparty agrees that Counterparty shall not change (i) Counterparty's name in any manner or (ii) Counterparty's "location" (as defined in Section 9-307 of UCC), unless Counterparty shall have given CSFB not less than 10 days' prior notice thereof.

     5. Counterparty agrees that Counterparty has not and shall not (i) create or permit to exist any Lien (other than the security interests in the Collateral created hereby) or any Transfer Restriction upon or with respect to the Collateral, (ii) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral or (iii) enter into or consent to any agreement (x) that restricts in any manner the rights of any present or future owner of any Collateral with respect thereto (other than this Confirmation) or (y) pursuant to which any person other than Counterparty, CSFB and any securities intermediary through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have Control in respect of any Collateral and represents that it has not previously created any such Lien, effected any such sale, disposition or grant or entered in or consented to any such agreement.

  D. ADMINISTRATION OF THE COLLATERAL AND VALUATION OF SECURITIES:

     1. CSFB shall determine on each Business Day whether a Collateral Event of Default shall have occurred. If on any Business Day CSFB determines that a Collateral Event of Default shall have occurred, CSFB shall promptly notify Counterparty of such determination by telephone call to Counterparty followed by a written confirmation of such call. If on any Business Day CSFB determines that no Default Event or failure by Counterparty to meet any of Counterparty's obligations under "Certain Covenants of Counterparty relating to the Collateral" or under this section has occurred and is continuing, Counterparty may obtain the release from the security interests in the Collateral created hereby of any Collateral upon delivery to CSFB of a written notice from Counterparty indicating the items of Collateral to be released so long as, after such release, no Collateral Event of Default shall have occurred. "DEFAULT EVENT" means any Collateral Event of Default, any Event of Default with respect to Counterparty or any Termination Event with respect to which Counterparty is the Affected Party or an Affected Party or an Extraordinary Event that results in an obligation of Counterparty to pay an amount pursuant to Section 12.7 or Section 12.9 of the 2002 Definitions.

     2. Counterparty may pledge additional Eligible Collateral hereunder at any time by delivering the same pursuant to the provisions of "Delivery of Collateral" above. Concurrently with the delivery of any additional Eligible Collateral, Counterparty shall deliver to CSFB a certificate, dated the date of such delivery, (i) identifying the additional items of Eligible Collateral being pledged and (ii) certifying that with respect to such items of additional Eligible Collateral the representations and warranties contained in paragraph 4.c.5. above are true and correct with respect to such Eligible Collateral on and as of the date thereof.

     3.   [RESERVED]

     4. CSFB may at any time or from time to time, in its sole discretion, cause any or all of the Collateral that is registered in the name of Counterparty or Counterparty's nominee to be transferred of record into the name of the Custodian, CSFB or its nominee. Counterparty shall promptly give to CSFB copies of any notices or other communications received by Counterparty with respect to Collateral that is registered, or held through a securities intermediary, in the name of Counterparty or Counterparty's nominee and CSFB shall promptly give to Counterparty copies of any notices and communications received by CSFB with respect to Collateral that is registered, or held through a securities intermediary, in the name of Custodian, CSFB or its nominee.

     5. Counterparty agrees that Counterparty shall forthwith upon demand pay to CSFB:

          (i) the amount of any taxes that CSFB or the Custodian may have been required to pay by reason of the security interests in the Collateral created hereby or to free any of the Collateral from any Lien thereon; and

          (ii) the amount of any and all costs and expenses, including the fees and disbursements of counsel and of any other experts, that CSFB or the Custodian may incur in connection with (A) the enforcement of this pledge upon a Default Event, including such expenses as are incurred to preserve the value of the Collateral and the validity, perfection, rank and value of the security interests in the Collateral created hereby, (B) the collection, sale or other disposition of any of the Collateral pursuant to the terms and conditions of the Agreement, (C) the exercise by CSFB of any of the rights conferred upon it hereunder or (D) any Default Event.

          Any such amount not paid on demand shall bear interest (computed on the basis of a year of 360 days and payable for the actual number of days elapsed) at a rate per annum equal to 5% plus the prime rate as published from time to time in The Wall Street Journal, Eastern Edition.

  E. REHYPOTHECATION OF COLLATERAL:

     The parties hereto agree that CSFB may sell, lend, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Collateral.

  F. INCOME AND VOTING RIGHTS IN COLLATERAL:

     Other than the payments made to CSFB pursuant to the provision entitled "Payment Obligation by Counterparty" of paragraph 2 of this Confirmation, CSFB shall have the right to receive and retain as Collateral hereunder all proceeds and interest of the Collateral (such proceeds as CSFB shall have the right to receive and retain at any time, "RETAINED PROCEEDS"), and Counterparty shall take all such action as CSFB shall deem necessary or appropriate to give effect to such right. All such Retained Proceeds that are received by Counterparty shall be received in trust for the benefit of CSFB and, if CSFB so directs, shall be segregated from other funds of Counterparty and shall, forthwith upon demand by CSFB, be delivered over to the Custodian on behalf of CSFB as Collateral in the same form as received (with any necessary endorsement).

     CSFB agrees that Counterparty shall have the right from the date hereof through the Settlement Date, and CSFB shall take all such action and provide all such assurances to the Counterparty as the Counterparty reasonably requests to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other actions with respect to any or all of the Collateral.

  G. REMEDIES UPON DEFAULT EVENTS:

     If any Default Event shall have occurred and be continuing, CSFB may exercise all the rights of a secured party under the UCC (whether or not in effect in the jurisdiction where such rights are exercised) and, in addition, without being required to give any notice, except as herein provided or as may be required by mandatory provisions of law, may sell all of the Collateral, or such lesser portion thereof as may be necessary to generate proceeds sufficient to satisfy in full all of the obligations of Counterparty under the Agreement or hereunder.

     Counterparty hereby irrevocably appoints CSFB as Counterparty's true and lawful attorney (which power of attorney is coupled with an interest), with full power of substitution, in the name of Counterparty, CSFB or otherwise, for the sole use and benefit of CSFB, but at the expense of Counterparty, to the extent permitted by law, to exercise, at any time and from time to time while a Default Event has occurred and is continuing, all or any of the following powers with respect to all or any of the
     Collateral:

     (i) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof;

     (ii) to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto;

     (iii) to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if CSFB were the absolute owner thereof and in connection therewith, to make all necessary deeds, bills of sale, instruments of assignment, transfer or conveyance of the property, and all instructions and entitlement orders in respect of the property thus to be (or that is being or has been) sold, transferred, assigned or otherwise dealt in; and

     (iv) to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

     provided that CSFB shall give Counterparty not less than one day's prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral that threatens to decline speedily in value, including, without limitation, equity securities, or is of a type customarily sold on a recognized market. CSFB and Counterparty agree that such notice constitutes "reasonable authenticated notification" within the meaning of Section 9-611(b) of the UCC.

  H. TERMINATION:

     The rights hereby granted by Counterparty in the Collateral shall cease, terminate and be void upon fulfillment of all of the obligations of Counterparty under this Confirmation. Any Collateral remaining at the time of such termination shall be fully released and discharged from the security interests in the Collateral created hereby and delivered to Counterparty by CSFB, all at the request and expense of Counterparty.

5.   The Agreement is further supplemented by the following provisions:

        TERMINATION PROVISIONS.

          1. "SPECIFIED ENTITY" means in relation to CSFB and Counterparty, none.

          2. The "DEFAULT UNDER SPECIFIED TRANSACTION" provision of Section 5(a)(v) of the Agreement will not apply to CSFB and Counterparty.

          3. The "CROSS DEFAULT" provision of Section 5(a)(vi) will not apply to CSFB and will apply to Counterparty.

          4. The "CREDIT EVENT UPON MERGER" provisions of Section 5(b)(iv) will not apply to CSFB and Counterparty.

          5. The "AUTOMATIC EARLY TERMINATION" provisions of Section 6(a) will not apply to CSFB and Counterparty.

          6. PAYMENTS ON EARLY TERMINATION. For the purpose of Section 6(e), Second Method and Loss will apply.

          7.   "TERMINATION CURRENCY" means United States Dollars.

          8. NETTING. The provisions of Section 2(c) of the Agreement shall apply, provided that Section 2(c) shall be amended by deleting "and" at the end of clause (i) thereof and deleting clause (ii) thereof.

          9. SET-OFF. In addition to and without limiting any rights of set-off that a party hereto may have as a matter of law, pursuant to contract or otherwise, upon the occurrence of an Early Termination Event, such Party ("PARTY X") shall have the right to terminate, liquidate and otherwise close out the transactions contemplated by this Confirmation pursuant to the terms hereof, and to set off any obligation that Party X or any affiliate of Party X may have to the other party ("PARTY Y") hereunder, thereunder or otherwise, including without limitation any obligation to make any release, delivery or payment to Party Y pursuant to this Confirmation or any other agreement between Party X or any of its affiliates and Party Y, against any right Party X or any of its affiliates may have against Party Y, including without limitation any right to receive a payment or delivery pursuant to this Confirmation or any other agreement between Party X or any of its affiliates and Party Y. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of the same type, such obligation and right shall be set off in kind. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of any other type, the value of each of such obligation and such right shall be determined by the Calculation Agent and the result of such set-off shall be that the net obligor shall pay or deliver to the other party an amount of cash or assets, at the net obligor's option, with a value (determined, in the case of a delivery of assets, by the Calculation Agent) equal to that of the net obligation. In determining the value of any obligation to release or deliver Shares or right to receive Shares, the value at any time of such obligation or right shall be determined by reference to the market value of the Shares at such time. If an obligation or right is unascertained at the time of any such set-off, the Calculation Agent may in good faith estimate the amount or value of such obligation or right, in which case set-off will be effected in respect of that estimate, and the relevant party shall account to the other party at the time such obligation or right is ascertained.

        TAX REPRESENTATIONS. None.

        AGREEMENTS TO DELIVER DOCUMENTS. For the purpose of Sections 4(a)(i) and (ii), each of CSFB and Counterparty agrees to deliver the following documents, as applicable:

          1. The Issuer shall have executed and delivered to CSFB, upon execution of this Confirmation, an Issuer Acknowledgement in the form attached as Annex A hereto.

          2. Each of CSFB and Counterparty will deliver to the other party, upon execution of this Confirmation and upon request of such other party, evidence reasonably satisfactory to the other party as to the names, true signatures and authority of the officers or officials signing this Confirmation on its behalf.

          Such documents shall be covered by the representation set forth in
          Section 3(d).

        MISCELLANEOUS:

          1.   ADDRESSES FOR NOTICES. For the purpose of Section 12(a):

               Address for notices or communications to CSFB (other than by facsimile) (for all purposes):

               Address: Credit Suisse First Boston International c/o Credit Suisse First Boston LLC
                                     11 Madison Avenue
                                     New York, NY  10010
                                     Attn:    Senior Legal Officer
                                     Tel:  (212) 538-4488
                                     Fax:  (212) 325-4585

               With a copy to:       Credit Suisse First Boston LLC
                                     1 Madison Avenue, 8th Floor
                                     New York, New York 10010

                                     For payments and deliveries:
                                     Attn:   Ricardo Harewood
                                     Tel:  (212) 538-9810
                                     Fax:  (212) 325-8175

                                     For all other communications:
                                     Attn:    Joe Belnome / John Ryan
                                     Tel.:  (212) 538-1277 / (212) 325-8681
                                     Fax:   (212) 538-8898

               Designated responsible employee for the purposes of Section 12(a)(iii): Senior Legal Officer

               Address for notices or communications to Counterparty:

               Address:   FFL Executive Partners, L.P.
                          One Maritime Plaza, Suite 1000, San Francisco,
                          CA  94111
               Attention: Rajat Duggal
               Facsimile No.: (415) 402-2111     Telephone No.: (415) 402-2100

               With a copy to:

               Address:      Bingham McCutchen LLP
                             399 Park Avenue
                             New York, NY 10022
               Attention:    Neil Townsend
               Facsimile No.: (212) 702-3644  Telephone No.: (212) 318-7722

          2. The date and time of the Transaction will be furnished by CSFB to Counterparty upon written request by Counterparty.

          3.   [RESERVED]

          4. WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS CONFIRMATION OR ANY CREDIT SUPPORT DOCUMENT. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Confirmation by, among other things, the mutual waivers and certifications in this Section.

          5. SERVICE OF PROCESS. The parties irrevocably consent to service of process given in the manner provided for notices in Section in paragraph 1 immediately above. Nothing in this Confirmation will affect the right of either party to serve process in any other manner permitted by law.

          6. THE AGREEMENT AND EACH CONFIRMATION THEREUNDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE (PROVIDED THAT AS TO PLEDGED ITEMS LOCATED IN ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK, CSFB SHALL, IN ADDITION TO ANY RIGHTS UNDER THE LAWS OF THE STATE OF NEW YORK, HAVE ALL OF THE RIGHTS TO WHICH A SECURED PARTY IS ENTITLED UNDER THE LAWS OF SUCH OTHER

               JURISDICTION). EACH PARTY HEREBY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK. THE PARTIES HERETO HEREBY AGREE THAT THE CUSTODIAN'S JURISDICTION, WITHIN THE MEANING OF
               SECTION 8-110(E) OF THE UCC, INSOFAR AS IT ACTS AS A SECURITIES INTERMEDIARY HEREUNDER OR IN RESPECT HEREOF, IS THE STATE OF NEW YORK.

          7. This Confirmation is not intended and shall not be construed to create any rights in any person other than Counterparty, CSFB and their respective successors and assigns and no other person shall assert any rights as third-party beneficiary hereunder. Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of Counterparty and CSFB shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not.

          8. Any provision of this Confirmation may be amended or waived if, and only if, such amendment or waiver is in writing and signed, and in the case of an amendment, by Counterparty and CSFB or, in the case of a waiver, by the party against whom the waiver is to be effective.

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Confirmation.



                                      Yours faithfully,

                                      CREDIT SUISSE FIRST BOSTON INTERNATIONAL


                                      By:_____________________________
                                      Name:
                                      Title:



Confirmed as of the date first written above:

FFL EXECUTIVE PARTNERS, L.P.

BY:  FRIEDMAN FLEISCHER & LOWE GP, LLC, ITS GENERAL PARTNER


By:________________________________
Name:  David L. Lowe
Title:  Senior Managing Member


CREDIT SUISSE FIRST BOSTON LLC,
as Agent


By:________________________________
Name:
Title:



Our Reference Number: External ID: 9183176  / Risk ID: 40063500

                                                                   ANNEX A

                        [FORM OF ISSUER ACKNOWLEDGEMENT]

                                                                    [DATE]

Credit Suisse First Boston International
c/o Credit Suisse First Boston LLC
Eleven Madison Avenue
New York, New York 10010

         Re:   PROPOSED TRANSACTION BY FFL EXECUTIVE PARTNERS, L.P.

Ladies and Gentlemen:

     Korn/Ferry International (the "COMPANY") understands that FFL Executive Partners, L.P. ("COUNTERPARTY") proposes to enter into a hedging transaction (the "TRANSACTION") with Credit Suisse First Boston International ("CSFB") with respect to shares of the 7.5% Convertible Series A Preferred Stock of the Company (the "CONVERTIBLE SHARES") convertible into shares of common stock of the Company (the "COMMON STOCK"). Specifically, the Company understands that Counterparty proposes to enter into a forward sale and purchase transaction with CSFB, pursuant to which CSFB will pay cash to Counterparty on or shortly after the date of execution of the Transaction and Counterparty will deliver to CSFB on or about March 10, 2007 or such other date specified by CSFB upon 1 Business Day's notice (the "SETTLEMENT DATE"), 56.987 Convertible Shares (subject to applicable adjustments). In addition, the Company understands that Counterparty initially will pledge 56.987 Convertible Shares owned by Counterparty to CSFB to secure Counterparty's obligations under the Transaction (the "PLEDGE").

     The Company has no objection to the proposed Transaction or to the Pledge. The Company confirms that the Transaction and the Pledge will not violate any insider trading or other policy or rule of the Company.

     The Company agrees that if CSFB forecloses on the Convertible Shares, or the Convertible Shares are transferred to CSFB pursuant to the terms of the Transaction, that promptly, upon delivery to the Company or its transfer agent of:

     (i) any required tax stamps; and

     (ii) a duly executed notice of conversion (attached hereto as Exhibit 1)

the Company (x) will effect the conversion of such Convertible Shares without any further action or delivery of any documents or instruments on the part of CSFB or Counterparty and notwithstanding any policy or objection the Company may have at the time that would prevent or delay any sale or transfer of any shares of Common Stock or Convertible Shares by Counterparty at the time of such foreclosure or transfer and (y) will instruct its transfer agent to convert any such Convertible Shares held by CSFB in Pledge, in accordance with the provisions of the Convertible Shares, into the such number of shares of fully paid and non-assessable shares of Common Stock as provided for by the terms of the Convertible Shares and issue shares of Common Stock without any legends thereon that relate to restrictions on the disposition thereof under the Securities Act of 1933 or otherwise register in such name or names as CSFB shall request and deliver such shares directly to CSFB or its designee without the return thereof to Counterparty.


                                       KORN/FERRY INTERNATIONAL


                                       By:  _______________________________
                                       Name:
                                       Title:

                                                       EXHIBIT 1 TO ANNEX A

                         [FORM OF NOTICE OF CONVERSION]

                                                                     [DATE]

Korn/Ferry International
1800 Century Park East, Suite 900
Los Angeles, CA 90067
Attn:  Secretary

Ladies and Gentlemen:

     Please be advised that FFL Executive Partners, L.P., a Delaware limited partnership ("SELLER"), has entered into a Prepaid Forward Confirmation (the "AGREEMENT") dated as of March 15, 2005 with Credit Suisse First Boston International ("BUYER"), by Credit Suisse First Boston LLC as its agent (the "AGENT").

     Seller is the record holder of shares of 7.5% Convertible Series A Preferred Stock (evidenced by the certificates attached hereto, the "CONVERTIBLE SHARES") of Korn/Ferry International, a Delaware corporation (the "COMPANY"). The Convertible Shares are convertible into shares of common stock ("COMMON STOCK") of the Company. Seller and Buyer are willing to sell and purchase 56.987 Convertible Shares at the times and on the terms set forth in the Agreement. Seller has agreed, pursuant to the Agreement, to grant Buyer a security interest (the "PLEDGE") in Convertible Shares (the "PLEDGED SHARES") to secure the obligations of Seller under the Agreement.

     This letter constitutes written notice of conversion (the "NOTICE OF CONVERSION") required by the Convertible Shares and instruments governing the Convertible Shares. In the event that Seller delivers Convertible Shares pursuant to its obligations under the Agreement, or in the event of the exercise by Buyer of any of its rights under the Pledge with respect to the Pledged Shares, the Seller and Buyer hereby elect that such Convertible Shares be converted into such number of shares of Common Stock as provided for by the terms of the Convertible Shares and its governing instruments.

     Pursuant to this Notice of Conversion and upon delivery of certificates evidencing the Convertible Shares subject to conversion duly endorsed by Seller or in blank or accompanied by a duly executed proper instrument of transfer in a form satisfactory to the Company, please convert the Convertible Shares into the applicable number of shares of Common Stock and, at Buyer's direction, either (i) issue them in the name of Credit Suisse First Boston International and deliver the certificate evidencing such shares of Common Stock directly to the following address:

                     Credit Suisse First Boston International
                       c/o Credit Suisse First Boston LLC
                          1 Madison Avenue, 8th Floor
                            New York, New York 10010
                             Attn: Ricardo Harewood
                           OTC Derivative Operations

or (ii) deliver them in electronic equivalent form to an account specified by Buyer at such time.

     PLEASE DO NOT DELIVER THE CERTIFICATES REPRESENTING SUCH SHARES OF COMMON STOCK TO SELLER UNDER ANY CIRCUMSTANCES PURSUANT TO THE TERMS OF THIS NOTICE OF CONVERSION.


















                                    Ex 1-1

     This Notice of Conversion will be irrevocable by the Seller. This Notice of Conversion will automatically terminate upon the satisfaction of Seller's delivery obligations under the Agreement, as determined in good faith by the Buyer.

                                  Very truly yours,

                                  FFL EXECUTIVE PARTNERS, L.P.



                                  BY:  FRIEDMAN  FLEISCHER & LOWE GP,
                                       LLC, ITS GENERAL PARTNER


                                  By:  _________________________________
                                       Name:
                                       Title:



                                  CREDIT SUISSE FIRST BOSTON INTERNATIONAL


                                  By:  _________________________________
                                       Name:
                                       Title:





















































                                    Ex. 1-2

-------------------------------------------------------------------------------
PREPAID FORWARD TRANSACTION
-------------------------------------------------------------------------------


                                                                March 15, 2005

FFL Executive Partners, L.P.
One Maritime Plaza, Suite 1000
San Francisco, CA  94111

Credit Suisse First Boston International
One Cabot Square
London E14 4QJ


External ID:  9183172     - Risk ID:  40063496

------------------------------------------------------------------------------

Dear Sir or Madam,

The purpose of this letter agreement (this "CONFIRMATION") is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the "TRANSACTION"). This Confirmation constitutes a "Confirmation" as referred to in the Agreement specified below.

In this Confirmation, "CSFB" means Credit Suisse First Boston International, "COUNTERPARTY" means FFL Executive Partners, L.P. and "AGENT" means Credit Suisse First Boston LLC, solely in its capacity as agent for CSFB and Counterparty.

1. The definitions and provisions contained in the 2000 ISDA Definitions (the "2000 DEFINITIONS") and the 2002 ISDA Equity Derivatives Definitions (the "2002 Definitions" and, together with the 2000 Definitions, the "DEFINITIONS"), each as published by the International Swaps and Derivatives Association, Inc. ("ISDA"), are incorporated into this Confirmation. In the event of any inconsistency between the 2000 Definitions and the 2002 Definitions, the 2002 Definitions will govern. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern. The Transaction shall be deemed to be a Share Forward Transaction within the meaning set forth in the Equity Definitions.

     This Confirmation shall supplement, form a part of and be subject to an agreement (the "AGREEMENT") in the form of the 1992 ISDA Master Agreement (Multicurrency - Cross Border) (the "ISDA FORM"), as published by the International Swaps and Derivatives Association, Inc., as if CSFB and Counterparty had executed the ISDA Form (without any Schedule thereto) on the date hereof. All provisions contained in the Agreement are incorporated into and shall govern this Confirmation except as expressly modified below. This Confirmation evidences a complete and binding agreement between you and us as to the terms of the Transaction and relates and replaces any previous agreement between us with respect to the subject matter hereof, including the agreement entitled "Physically Settled Forward Contract on Korn Ferry 7.5% Convertible Subordinated Note Executable Terms as of March 10, 2005" (the "TERM SHEET"). This Confirmation, together with all other confirmations or agreements between us referencing the ISDA Form, shall be deemed to supplement, form part of and be subject to the same, single Agreement.

     If there exists any ISDA Master Agreement between CSFB and Counterparty or any confirmation or other agreement between CSFB and Counterparty pursuant to which an ISDA Master Agreement is deemed to exist between CSFB and Counterparty, then notwithstanding anything to the contrary in such ISDA Master Agreement, such confirmation or agreement or any other agreement to which CSFB and Counterparty are parties, this Transaction shall not be considered a Transaction under, or otherwise governed by, such existing or deemed ISDA Master Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:


     General Terms:

          Trade Date:                                  March 10, 2005

          Seller:                                      Counterparty

          Buyer:                                       CSFB

          Securities:                                  7.5% Convertible Subordinated Notes due
                                                       2010 of Korn/Ferry International (the
                                                       "ISSUER").

          Number of Securities:                        $225,469.03 aggregate principal amount
                                                       as of the Trade Date; the Number of
                                                       Securities shall be increased to reflect
                                                       any payments of interest thereon in
                                                       additional Securities; further, in the
                                                       event of any exchange, substitution,
                                                       redemption, repurchase or similar
                                                       transaction (whether in whole or in
                                                       part) with respect to the Number of
                                                       Securities pursuant to the terms
                                                       thereof and the instruments governing
                                                       them or applicable law, the Number of
                                                       Securities shall consist of any and all
                                                       property received upon such transaction
                                                       and any remaining Securities, as
                                                       determined by the Calculation Agent.

          Shares                                       Common stock of the Issuer (Exchange
                                                       Symbol: "KFY")

          Number of Shares:                            the number of Shares into which the Number
                                                       of Securities is convertible (22,126.50 as


                                                       of the Trade Date); provided, however, that
                                                       any references to Number of Shares to be
                                                       Delivered shall be to the Number of
                                                       Securities

          Prepayment:                                  Applicable

          Prepayment Date:                             The later of (i) March 15, 2005 and (ii)
                                                       the earliest date on which all conditions
                                                       to CSFB's obligation to pay the Prepayment
                                                       Amount have been satisfied, provided,
                                                       however, that in the case of (ii) above,
                                                       if such conditions were not satisfied by
                                                       12:00 p.m. New York City time on such
                                                       date, then the Prepayment Date would be
                                                       the following Business Day

          Conditions to CSFB's Obligation
          to Pay Prepayment Amount:                    It shall be a condition to CSFB's obligation
                                                       to pay any Prepayment Amount hereunder on any
                                                       Prepayment Date that Counterparty shall have
                                                       performed its obligations under paragraphs
                                                       4(a)-"Delivery of Collateral" and 5-"Agreements
                                                       to Deliver Documents", below.

          Prepayment Amount:                           USD 447,619.08

          Variable Obligation:                         Not applicable

          Exchange:                                    The New York Stock Exchange

          Related Exchange(s):                         All Exchanges

     Settlement Terms:

          Physical Settlement:                         Applicable

          Settlement Method Election:                  Not applicable

          Settlement Date                              2 years from the Trade Date, provided that
                                                       CSFB may elect to accelerate the Settlement
                                                       Date at anytime upon 1 Business Day's
                                                       notice and take immediate delivery of the
                                                       Number of Securities.

          Automatic Physical Settlement:               If (x) by 10:00 A.M., New York City time,
                                                       on the Settlement Date, Counterparty has
                                                       not otherwise effected delivery of the
                                                       Number of Shares to be Delivered and (y)
                                                       the Representation and Agreement set forth


                                                       in Section 9.11 of the 2002 Definitions
                                                       are true and satisfied (or, at the absolute
                                                       discretion of CSFB, such Representation
                                                       and Agreement are not true or satisfied)
                                                       with respect to the collateral then held
                                                       hereunder by or on behalf of CSFB, then
                                                       the delivery required by Section 9.2 of
                                                       the Equity Definitions shall be effected,
                                                       in whole or in part, as the case may be,
                                                       by delivery from the Collateral Account
                                                       (as defined below under "Collateral") to
                                                       CSFB of the Number of Securities.

          Settlement Currency:                         USD

     Interest and Other Payments:

          Payment Obligation by Counterparty:          Counterparty shall immediately upon receipt
                                                       thereof pay to CSFB any and all interest,
                                                       distributions, coupons and other payments
                                                       (other than interest payments in kind which
                                                       shall be added to the Number of Securities
                                                       and the Collateral) received in respect of the
                                                       Securities.

     Sections 11 and 12 of the
     2002 Definitions:                                 Not Applicable

     Non-Reliance:                                     Applicable

     Agreements and Acknowledgments
     Regarding Hedging Activities:                     Applicable

     Additional Acknowledgments:                       Applicable

     Credit Support Documents:                         Section 4 shall be a Credit Support
                                                       Document under the Agreement with respect
                                                       to Counterparty.

                                                       Guarantee dated May 16, 2001 made by
                                                       Credit Suisse First Boston (USA), Inc.,
                                                       a Delaware corporation, in favor of each
                                                       and every counterparty to one or more
                                                       Financial Transactions (as defined
                                                       therein) with CSFB shall be a Credit
                                                       Support Document under the Agreement
                                                       with respect to CSFB.

     Account Details:



          Payments to CSFB:                            To be advised under separate cover prior to
                                                       the Trade Date

          Payments to Counterparty:                    Bank: Bank of America
                                                       Address:  345 Montgomery Street
                                                         Concourse Level
                                                         San Francisco, CA  94104
                                                       ABA #: 121-000-358
                                                       Account #: 14991-06117
                                                       Account Name: FFL Executive Partners, L.P.

          Delivery of Securities/Shares to CSFB:       To be advised

          Calculation Agent:                           CSFB. The Calculation Agent will have no
                                                       responsibility for good faith errors or
                                                       omissions in any determination under the
                                                       Transaction.

3.   Other Provisions:

          ADDITIONAL REPRESENTATIONS AND WARRANTIES OF COUNTERPARTY:

               Counterparty hereby represents and warrants to CSFB as of the date hereof that:

               1. From the date three months prior to the date of the Term Sheet, neither Counterparty nor any person who would be considered to be the same "person" as Counterparty or "acting in concert" with Counterparty (as such terms are used in clauses (a)(2) and (e)(3)(vi) of Rule 144 under the Securities Act of 1933, as amended (the "SECURITIES ACT")) has, without the written consent of CSFB, sold any Shares or hedged (through swaps, options, short sales or otherwise) any long position in the Shares. Counterparty does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act. Shares of common stock of the Issuer issuable upon conversion of the Securities would, upon sale of such shares, be considered securities "acquired from the issuer for a consideration consisting solely of other securities of the same issuer surrendered for conversion" for the purposes of Rule 144.

               2. Counterparty is an "eligible contract participant" as such term is defined in Section 1(a)(12) of the Commodity Exchange Act, as amended.

               3. Counterparty was not on the Trade Date, and is not on the date hereof, in possession of any material non-public information regarding the Issuer. None of the transactions contemplated herein will violate any corporate policy of the Issuer or other rules or regulations of the Issuer applicable to Counterparty or its affiliates, including, but not limited to, the Issuer's window period policy.

               4. On the Trade Date, Counterparty filed, in the manner contemplated by Rule 144(h) under the Securities Act, a notice on Form 144 relating to the Transaction contemplated hereby in form and substance that CSFB has informed Counterparty is acceptable to CSFB.

               5. All representations and warranties of Counterparty contained in the Term Sheet were true and correct as of the times such representations and warranties were made or repeated or deemed to be made or repeated under the Term Sheet and Counterparty has performed all of the covenants and obligations to be performed by Counterparty on or prior to the date hereof under the Term Sheet.

               6. Counterparty is not and, after giving effect to the transactions contemplated hereby, will not be an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

               7. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty hereunder, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages.

               8. Counterparty's holding period (calculated in accordance with Rule 144(d) under the Securities Act) with respect to the Initial Pledged Items commenced on June 13, 2002. Counterparty agrees that Counterparty has not (i) created or permitted to exist any Lien (other than the Security Interests) or any Transfer Restriction (other than the Existing Transfer Restrictions) upon or with respect to the Collateral, (ii) sold or otherwise disposed of, or granted any option with respect to, any of the Collateral or (iii) entered into or consented to any agreement (other than, in the case of clause (x), this Confirmation) (x) that restricts in any manner the rights of any present or future owner of any Collateral with respect thereto or (y) pursuant to which any person other than Counterparty, CSFB and any securities intermediary through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have Control in respect of any Collateral. "CONTROL" means "control" as defined in Section 8-106 and 9-106 of the Uniform Commercial Code as in effect in the State of New York ("UCC").

               9. Other than financing statements or other similar or equivalent documents or instruments with respect to the Security Interests, no financing statement, security agreement or similar or equivalent document or instrument covering all or any part of the Collateral is on file or of record in any jurisdiction in which such filing or recording would be effective to perfect a lien, security interest or other encumbrance of any kind on such Collateral.

               10. All Collateral consisting of securities and all financial assets underlying Collateral consisting of security entitlements (each as defined in Section 8-102 of the UCC) at any time pledged hereunder is and will be issued by an issuer organized under the laws of the United States, any State thereof or the District of Columbia and is and will be (i) certificated (and the certificate or certificates in respect of such securities or financial assets are and will be located in the United States) and registered in the name of Counterparty or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States or (ii) uncertificated and either registered in the name of Counterparty or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States; provided that this representation shall not be deemed to be breached if, at any time, any such Collateral is issued by an issuer that is not organized under the laws of the United States, any State thereof or the District of Columbia, and the parties hereto agree to procedures or amendments hereto necessary to enable CSFB to maintain a valid and continuously perfected security interest in such Collateral, in respect of which CSFB will have Control, subject to no prior Lien. The parties hereto agree to negotiate in good faith any such procedures or amendments.

               11.  Counterparty's  "location"  (as defined in Section  9-307 of
                    UCC) is the state of Delaware. The following is the mailing address, county and state of each chief executive office not at such "location" maintained by Counterparty at any time during the past five years: One Maritime Plaza, Suite 1000, San Francisco, CA 94111.

          REPRESENTATIONS, WARRANTIES AND COVENANTS OF CSFB:

               1. CSFB represents to Counterparty that an affiliate of CSFB (the "CSFB AFFILIATE") is registered as a broker and a dealer with the Securities and Exchange Commission and is a "market maker" or a "block positioner", as such terms are used in Rule 144 under the Securities Act, with respect to the Shares.

               2. CSFB agrees that CSFB Affiliate shall, as promptly as practicable consistent with market conditions, introduce into the public market a quantity of securities of the same class as the Shares equal to the Number of Shares.

          U.S. PRIVATE PLACEMENT REPRESENTATIONS:

               Each of CSFB and Counterparty hereby represents and warrants to the other party as of the date hereof that:

               1. It is an "accredited investor" (as defined in Regulation D under the Securities Act) and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transaction, and it is able to bear the economic risk of the Transaction.

               2. It is entering into the Transaction for its own account and not with a view to the distribution or resale of the Transaction or its rights thereunder except pursuant to a registration statement declared effective under, or an exemption from the registration requirements of, the Securities Act.

          COVENANTS OF COUNTERPARTY:

               Counterparty agrees that each of Counterparty and its affiliates will comply with all applicable disclosure or reporting requirements in respect of the Transaction, including, without limitation, any requirement imposed by Section 13 or Section 16 of the Securities and Exchange Act of 1934, as amended, if any, and Counterparty will provide CSFB with a copy of any report filed in respect of the Transaction promptly upon filing thereof.

          BINDING COMMITMENT/FINAL AGREEMENT:

               The parties intend that this Confirmation constitutes a "Final Agreement" as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the staff of the Securities and Exchange Commission (the "STAFF") to which the Staff responded in an interpretative letter dated December 20, 1999.


          PAYMENTS ON EARLY TERMINATION:

               Upon the occurrence or effective designation of an Early Termination Date in respect of the Transaction (an "EARLY TERMINATION EVENT"), if Counterparty would owe any amount to CSFB pursuant to Section 6(d)(ii) of the Agreement (determined as if the Transaction were the only Transaction under the Agreement) (any such amount, a "COUNTERPARTY PAYMENT AMOUNT" and any Early Termination Event that would so result in Counterparty owing any such amount, a "COUNTERPARTY PAYMENT EVENT"), then, except to the extent that CSFB proceeds to realize upon the Collateral and to apply the proceeds of such realization to any obligation of Counterparty hereunder and under the Agreement:

               (i) on the date on which any Counterparty Payment Amount is due, in lieu of any payment or delivery of such Counterparty Payment Amount, Counterparty shall deliver to CSFB the Number of Securities; and

               (ii) for purposes of determining any Loss under Section 6(e) of the Agreement in respect of any other Transactions under the Agreement, the Transaction shall be deemed not to be a Transaction under the Agreement; provided that, for the avoidance of doubt, if Counterparty fails to deliver Securities pursuant to clause (i) above at the time required, then the Transaction (including such delivery obligation) shall be included for the purpose of determining CSFB's Loss for all Transactions (including the Transaction) under the Agreement.

          SECURITIES CONTRACT:

               The parties hereto acknowledge and agree that each of CSFB and the Custodian is a "stockbroker" within the meaning of Section 101 (53A) of Title 11 of the United States Code (the "BANKRUPTCY CODE") and that the Custodian is acting as agent and custodian for CSFB in connection with the Transaction and that CSFB is a "customer" of the Custodian within the meaning of Section 741(2) of the Bankruptcy Code. The parties hereto further recognize that the Transaction is a "securities contract", as such term is defined in Section 741(7) of the Bankruptcy Code, entitled to the protection of, among other provisions, Sections 555 and 362(b)(6) of the Bankruptcy Code, and that each payment or delivery of cash, Shares or other property or assets hereunder is a "settlement payment" within the meaning of Section 741(8) of the Bankruptcy Code.

          ASSIGNMENT:

               The rights and duties under this Confirmation may not be assigned or transferred by any party hereto without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld; provided that (i) CSFB may assign or transfer any of its rights or duties hereunder to any of its affiliates without the prior written consent of Counterparty and
               (ii) the Agent may assign or transfer any of its rights or duties hereunder without the prior written consent of the other parties hereto to any affiliate of Credit Suisse First Boston, so long as such affiliate is a broker-dealer registered with the Securities and Exchange Commission.

          NON-CONFIDENTIALITY:

               The parties hereby agree that (i) effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind, including opinions or other tax analyses, provided by CSFB and its affiliates to Counterparty relating to such tax treatment and tax structure; provided that the foregoing does not constitute an authorization to disclose the identity of CSFB or its affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information, and (ii) CSFB does not assert any claim of proprietary ownership in respect of any description contained herein or therein relating to the use of any entities, plans or arrangements to give rise to a particular United States federal income tax treatment for Counterparty.

          MATTERS RELATING TO THE AGENT:

               (a) As a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), Credit Suisse First Boston LLC in its capacity as Agent will be responsible for (i) effecting this Transaction, (ii) issuing all required confirmations and statements to CSFB and Counterparty, (iii) maintaining books and records relating to this Transaction as required by Rules 17a-3 and 17a-4 under the Securities Exchange Act of 1934 (the "Exchange Act") and (iv) unless otherwise requested by Counterparty, receiving, delivering, and safeguarding Counterparty's funds and any securities in connection with this Transaction, in compliance with Rule 15c3-3 under the Exchange Act.

               (b) Credit Suisse First Boston LLC is acting in connection with this Transaction solely in its capacity as Agent for CSFB and Counterparty pursuant to instructions from CSFB and Counterparty. Credit Suisse First Boston LLC shall have no responsibility or personal liability to CSFB or Counterparty arising from any failure by CSFB or Counterparty to pay or perform any obligations hereunder, or to monitor or enforce compliance by CSFB or Counterparty with any obligation hereunder, including without limitation, any obligations to maintain collateral. Each of CSFB and Counterparty agrees to proceed solely against the other to collect or recover any securities or monies owing to it in connection with or as a result of this Transaction. Credit Suisse First Boston LLC shall otherwise have no liability in respect of this Transaction, except for its gross negligence or wilful misconduct in performing its duties as Agent.

               (c) Any and all notices, demands, or communications of any kind relating to this Transaction, including without limitation, any option exercise notice, between CSFB and Counterparty shall be transmitted exclusively through the Agent at the following address:

               Credit Suisse First Boston LLC
               Eleven Madison Avenue
               New York, NY 10010

               For payments and deliveries:
               Telephone No.: (212) 538-9810
               Facsimile No.: (212) 325-8175

               For all other communications:
               Telephone No.: 212-538-4437 / 212-538-8297 / 212-325-5119
               Facsimile No.: (917) 326-8603

               (d) The date and time of the Transaction evidenced hereby will be furnished by the Agent to CSFB and Counterparty upon written request.

               (e) The Agent will furnish to Counterparty upon written request a statement as to the source and amount of any remuneration received or to be received by the Agent in connection with the Transaction evidenced hereby.

               (f) CSFB is aware of and agrees to be bound by the rules of the National Association of Securities Dealers, Inc. ("NASD") applicable to option trading and is aware of and agrees not to violate, either alone or in concert with others, the position or exercise limits established by the NASD.

          STAGGERED SETTLEMENT:

               If CSFB determines reasonably and in good faith that the Number of Shares to be Delivered to CSFB hereunder or, in receiving such Number of Shares to be Delivered, its "beneficial ownership" (within the meaning of Section 16 of the Exchange Act and rules promulgated thereunder) on the Settlement Date would exceed 9.9% of all outstanding Shares, then CSFB may, by notice to Counterparty on or prior to the Settlement Date (a "NOMINAL SETTLEMENT DATE"), elect to receive the Number of Shares to be Delivered on two or more dates (each, a "STAGGERED SETTLEMENT DATE") as follows:

               (a) in such notice, CSFB will specify to Counterparty the related Staggered Settlement Dates (the first of which will be such Nominal Settlement Date and the last of which will be no later than the twentieth (20th) Exchange Business Day following such Nominal Settlement Date) and the related portion of the Number of Shares to be Delivered on each Staggered Settlement Date; and

               (b) the aggregate number of Shares that Counterparty will deliver to CSFB hereunder on all such Staggered Settlement Dates will equal the Number of Shares to be Delivered that Counterparty would otherwise be required to deliver on such Nominal Settlement Date.

               Notwithstanding anything herein to the contrary, to the extent Counterparty receives or is entitled to receive any distribution or payment in respect of Shares by reason of Counterparty's being a holder of record of such Shares on any date after the Nominal Settlement Date but for the provisions of the foregoing, Counterparty shall deliver such distribution or payment to CSFB at the time Counterparty delivers to CSFB the related portion of the Number of Shares to be Delivered in accordance with the foregoing, if such distribution or payment has already been received by Counterparty at such time, or within a reasonable period of time following Counterparty's receipt of the distribution or payment, if such distribution or payment has not been already received by Counterparty at the time Counterparty delivers the related portion of the Number of Shares to be Delivered in accordance with the foregoing.

4.   Collateral Provisions:

     Counterparty has granted to CSFB a security interest in the Initial Pledged Items to secure Counterparty's obligations under the Term Sheet and the Transaction. Counterparty and CSFB now wish to (i) set forth additional understandings and agreements relating to such security interest and (ii) confirm, on the terms set forth herein, the continuation of such security interest.

  A. DELIVERY OF COLLATERAL:

     As soon as practicable after the Trade Date, Counterparty shall deliver to CSFB in pledge hereunder, Eligible Collateral consisting of the Number of Securities (the "INITIAL PLEDGED ITEMS"). "ELIGIBLE COLLATERAL" means Securities; provided that Counterparty has good and marketable title thereto, free of all of any and all lien, mortgage, interest, pledge, charge or encumbrance of any kind (other than the security interests in the Collateral created hereby, a "LIEN") and Transfer Restrictions (other than the Existing Transfer Restrictions) and that CSFB has a valid, first priority perfected security interest therein, a first lien thereon and Control with respect thereto. "TRANSFER RESTRICTION" means, with respect to any item of collateral pledged hereunder, any condition to or restriction on the ability of the owner thereof to sell, assign or otherwise transfer such item of collateral or enforce the provisions thereof or of any document related thereto whether set forth in such item of collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such item of collateral be consented to or approved by any Person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such item of collateral, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the issuer of, any other obligor on or any registrar or transfer agent for, such item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such item of collateral and (iv) any registration or qualification requirement or prospectus delivery requirement for such item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising under Section 5 of the Securities Act as a result of such security being a "restricted security" or Counterparty being an "affiliate" of the issuer of such security, as such terms are defined in Rule 144 under the Securities Act, or as a result of the sale of such security being subject to paragraph (c) of Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, Counterparty, assignor or transferor of such item of collateral, together with any evidence of the corporate or other authority of such Person, shall not constitute a "Transfer Restriction". "EXISTING TRANSFER RESTRICTIONS" means Transfer Restrictions existing with respect to any securities by virtue of the fact that Counterparty is an "affiliate", within the meaning of Rule 144 under the Securities Act, of the Issuer. "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     Any delivery of any securities or security entitlements (each as defined in Section 8-102 of the UCC) as Collateral to CSFB by Counterparty shall be effected (A) in the case of Collateral consisting of certificated securities registered in the name of Counterparty, by delivery of certificates representing such securities to the Custodian, accompanied by any required transfer tax stamps, and in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank, with signatures appropriately guaranteed, all in form and substance satisfactory to CSFB, and the crediting by the Custodian of such securities to a securities account (as defined in Section 8-501 of the UCC) (the "COLLATERAL ACCOUNT") of CSFB maintained by the Custodian,
     (B) in the case of Collateral consisting of uncertificated securities registered in the name of Counterparty, by transmission by Counterparty of an instruction to the issuer of such securities instructing such issuer to register such securities in the name of the Custodian or its nominee, accompanied by any required transfer tax stamps, the issuer's compliance with such instructions and the crediting by the Custodian of such securities to the Collateral Account, (C) in the case of securities in respect of which security entitlements are held by Counterparty through a securities intermediary, by the crediting of such securities, accompanied by any required transfer tax stamps, to a securities account of the Custodian at such securities intermediary or, at the option of CSFB, at another securities intermediary satisfactory to CSFB and the crediting by the Custodian of such securities to the Collateral Account or (D) in any case, by complying with such alternative delivery instructions as CSFB shall provide to Counterparty in writing. "CUSTODIAN" means Credit Suisse First Boston LLC, or any other custodian appointed by CSFB and identified to Counterparty.

  B. GRANT OF SECURITY INTERESTS IN THE COLLATERAL:

     In order to secure the full and punctual observance and performance of the covenants and agreements contained in this Confirmation and in the Agreement, Counterparty hereby assigns and pledges to CSFB, and grants to CSFB, as secured party, security interests in and to, and a lien upon and right of set-off against, and transfers to CSFB, as and by way of a security interest having priority over all other security interests, with power of sale, all of Counterparty's right, title and interest in and to
     (i) the Initial Pledged Items; (ii) all additions to and substitutions for the Initial Pledged Items (including, without limitation, any securities, instruments or other property delivered or pledged hereunder) (such additions and substitutions, the "ADDITIONS AND SUBSTITUTIONS"); (iii) the Collateral Account of CSFB maintained by the Custodian and all securities and other financial assets (each as defined in Section 8-102 of the UCC) and other funds, property or assets from time to time held therein or credited thereto; and (iv) other than the payments made to CSFB pursuant to the provision entitled "Payment Obligation by Counterparty" of paragraph 2 of this Confirmation, all income, proceeds and collections received or to be received, or derived or to be derived, at the time that the Initial Pledged Items were delivered to the Custodian or any time thereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Counterparty, with respect to Counterparty) from or in connection with the Initial Pledged Items or the Additions and Substitutions

     (collectively, the "COLLATERAL"). The parties hereto expressly agree that all rights, assets and property at any time held in or credited to the Collateral Account shall be treated as financial assets (as defined in Section 8-102 of the UCC).

  C. CERTAIN COVENANTS OF COUNTERPARTY RELATING TO THE COLLATERAL:

     Counterparty agrees that, so long as any of Counterparty's obligations under the Agreement remain outstanding:

     1. Counterparty shall ensure at all times that a Collateral Event of Default shall not occur, and shall pledge additional Collateral in the manner described hereunder as necessary to cause such requirement to be met. "COLLATERAL EVENT OF DEFAULT" means, at any time, the occurrence of either of the following: (A) failure of the Collateral to include, as Eligible Collateral, the Number of Securities or (B) failure at any time of the security interests in the Collateral created hereby to constitute valid and perfected security interests in all of the Collateral, subject to no prior, equal or junior Lien, and, with respect to any Collateral consisting of securities or security entitlements (each as defined in Section 8-102 of the UCC), as to which CSFB has Control, or, in each case, assertion of such by Counterparty in writing.

     2. Counterparty shall, at its own expense and in such manner and form as CSFB may require, give, execute, deliver, file and record any financing statement, notice, instrument, document, agreement or other papers that may be necessary or desirable in order to (i) create, preserve, perfect, substantiate or validate any security interest granted pursuant hereto, (ii) create or maintain Control with respect to any such security interests in any investment property (as defined in Section 9-102(a) of the UCC) or (iii) enable CSFB to exercise and enforce its rights hereunder with respect to such security interest.

     3. Counterparty shall warrant and defend Counterparty's title to the Collateral, subject to the rights of CSFB, against the claims and demands of all persons. CSFB may elect, but without an obligation to do so, to discharge any Lien of any third party on any of the Collateral.

     4. Counterparty agrees that Counterparty shall not change (i) Counterparty's name in any manner or (ii) Counterparty's "location" (as defined in Section 9-307 of UCC), unless Counterparty shall have given CSFB not less than 10 days' prior notice thereof.

     5. Counterparty agrees that Counterparty has not and shall not (i) create or permit to exist any Lien (other than the security interests in the Collateral created hereby) or any Transfer Restriction upon or with respect to the Collateral, (ii) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral or (iii) enter into or consent to any agreement (x) that restricts in any manner the rights of any present or future owner of any Collateral with respect thereto (other than this Confirmation) or (y) pursuant to which any person other than Counterparty, CSFB and any securities intermediary through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have Control in respect of any Collateral and represents that it has not previously created any such Lien, effected any such sale, disposition or grant or entered in or consented to any such agreement.

  D. ADMINISTRATION OF THE COLLATERAL AND VALUATION OF SECURITIES:

     1. CSFB shall determine on each Business Day whether a Collateral Event of Default shall have occurred. If on any Business Day CSFB determines that a Collateral Event of Default shall have occurred, CSFB shall promptly notify Counterparty of such determination by telephone call to Counterparty followed by a written confirmation of such call. If on any Business Day CSFB determines that no Default Event or failure by Counterparty to meet any of Counterparty's obligations under "Certain Covenants of Counterparty relating to the Collateral" or under this section has occurred and is continuing, Counterparty may obtain the release from the security interests in the Collateral created hereby of any Collateral upon delivery to CSFB of a written notice from Counterparty indicating the items of Collateral to be released so long as, after such release, no Collateral Event of Default shall have occurred. "DEFAULT EVENT" means any Collateral Event of Default, any Event of Default with respect to Counterparty or any Termination Event with respect to which Counterparty is the Affected Party or an Affected Party or an Extraordinary Event that results in an obligation of Counterparty to pay an amount pursuant to Section 12.7 or Section 12.9 of the 2002 Definitions.

     2. Counterparty may pledge additional Eligible Collateral hereunder at any time by delivering the same pursuant to the provisions of "Delivery of Collateral" above. Concurrently with the delivery of any additional Eligible Collateral, Counterparty shall deliver to CSFB a certificate, dated the date of such delivery, (i) identifying the additional items of Eligible Collateral being pledged and (ii) certifying that with respect to such items of additional Eligible Collateral the representations and warranties contained in paragraph 4.c.5. above are true and correct with respect to such Eligible Collateral on and as of the date thereof.

     3.   [RESERVED]

     4. CSFB may at any time or from time to time, in its sole discretion, cause any or all of the Collateral that is registered in the name of Counterparty or Counterparty's nominee to be transferred of record into the name of the Custodian, CSFB or its nominee. Counterparty shall promptly give to CSFB copies of any notices or other communications received by Counterparty with respect to Collateral that is registered, or held through a securities intermediary, in the name of Counterparty or Counterparty's nominee and CSFB shall promptly give to Counterparty copies of any notices and communications received by CSFB with respect to Collateral that is registered, or held through a securities intermediary, in the name of Custodian, CSFB or its nominee.

     5. Counterparty agrees that Counterparty shall forthwith upon demand pay to CSFB:

          (i) the amount of any taxes that CSFB or the Custodian may have been required to pay by reason of the security interests in the Collateral created hereby or to free any of the Collateral from any Lien thereon; and

          (ii) the amount of any and all costs and expenses, including the fees and disbursements of counsel and of any other experts, that CSFB or the Custodian may incur in connection with (A) the enforcement of this pledge upon a Default Event, including such expenses as are incurred to preserve the value of the Collateral and the validity, perfection, rank and value of the security interests in the Collateral created hereby, (B) the collection, sale or other disposition of any of the Collateral pursuant to the terms and conditions of the Agreement, (C) the exercise by CSFB of any of the rights conferred upon it hereunder or (D) any Default Event.

          Any such amount not paid on demand shall bear interest (computed on the basis of a year of 360 days and payable for the actual number of days elapsed) at a rate per annum equal to 5% plus the prime rate as published from time to time in The Wall Street Journal, Eastern Edition.

  E. REHYPOTHECATION OF COLLATERAL:

     The parties hereto agree that CSFB may sell, lend, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Collateral.

  F. INCOME AND VOTING RIGHTS IN COLLATERAL:

     Other than the payments made to CSFB pursuant to the provision entitled "Payment Obligation by Counterparty" of paragraph 2 of this Confirmation, CSFB shall have the right to receive and retain as Collateral hereunder all proceeds and interest of the Collateral (such proceeds as CSFB shall have the right to receive and retain at any time, "RETAINED PROCEEDS"), and Counterparty shall take all such action as CSFB shall deem necessary or appropriate to give effect to such right. All such Retained Proceeds that are received by Counterparty shall be received in trust for the benefit of CSFB and, if CSFB so directs, shall be segregated from other funds of Counterparty and shall, forthwith upon demand by CSFB, be delivered over to the Custodian on behalf of CSFB as Collateral in the same form as received (with any necessary endorsement).

     CSFB agrees that Counterparty shall have the right from the date hereof through the Settlement Date, and CSFB shall take all such action and provide all such assurances to the Counterparty as the Counterparty reasonably requests to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other actions with respect to any or all of the Collateral.

  G. REMEDIES UPON DEFAULT EVENTS:

     If any Default Event shall have occurred and be continuing, CSFB may exercise all the rights of a secured party under the UCC (whether or not in effect in the jurisdiction where such rights are exercised) and, in addition, without being required to give any notice, except as herein provided or as may be required by mandatory provisions of law, may sell all of the Collateral, or such lesser portion thereof as may be necessary to generate proceeds sufficient to satisfy in full all of the obligations of Counterparty under the Agreement or hereunder.

     Counterparty hereby irrevocably appoints CSFB as Counterparty's true and lawful attorney (which power of attorney is coupled with an interest), with full power of substitution, in the name of Counterparty, CSFB or otherwise, for the sole use and benefit of CSFB, but at the expense of Counterparty, to the extent permitted by law, to exercise, at any time and from time to time while a Default Event has occurred and is continuing, all or any of the following powers with respect to all or any of the
     Collateral:

     (i) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof;

     (ii) to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto;

     (iii) to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if CSFB were the absolute owner thereof and in connection therewith, to make all necessary deeds, bills of sale, instruments of assignment, transfer or conveyance of the property, and all instructions and entitlement orders in respect of the property thus to be (or that is being or has been) sold, transferred, assigned or otherwise dealt in; and

     (iv) to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

     provided that CSFB shall give Counterparty not less than one day's prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral that threatens to decline speedily in value, including, without limitation, equity securities, or is of a type customarily sold on a recognized market. CSFB and Counterparty agree that such notice constitutes "reasonable authenticated notification" within the meaning of Section 9-611(b) of the UCC.

  H. TERMINATION:

     The rights hereby granted by Counterparty in the Collateral shall cease, terminate and be void upon fulfillment of all of the obligations of Counterparty under this Confirmation. Any Collateral remaining at the time of such termination shall be fully released and discharged from the security interests in the Collateral created hereby and delivered to Counterparty by CSFB, all at the request and expense of Counterparty.

5.   The Agreement is further supplemented by the following provisions:

        TERMINATION PROVISIONS.

          1. "SPECIFIED ENTITY" means in relation to CSFB and Counterparty, none.

          2. The "DEFAULT UNDER SPECIFIED TRANSACTION" provision of Section 5(a)(v) of the Agreement will not apply to CSFB and Counterparty.

          3. The "CROSS DEFAULT" provision of Section 5(a)(vi) will not apply to CSFB and will apply to Counterparty.

          4. The "CREDIT EVENT UPON MERGER" provisions of Section 5(b)(iv) will not apply to CSFB and Counterparty.

          5. The "AUTOMATIC EARLY TERMINATION" provisions of Section 6(a) will not apply to CSFB and Counterparty.

          6. PAYMENTS ON EARLY TERMINATION. For the purpose of Section 6(e), Second Method and Loss will apply.

          7.   "TERMINATION CURRENCY" means United States Dollars.

          8. NETTING. The provisions of Section 2(c) of the Agreement shall apply, provided that Section 2(c) shall be amended by deleting "and" at the end of clause (i) thereof and deleting clause (ii) thereof.

          9. SET-OFF. In addition to and without limiting any rights of set-off that a party hereto may have as a matter of law, pursuant to contract or otherwise, upon the occurrence of an Early Termination Event, such Party ("PARTY X") shall have the right to terminate, liquidate and otherwise close out the transactions contemplated by this Confirmation pursuant to the terms hereof, and to set off any obligation that Party X or any affiliate of Party X may have to the other party ("PARTY Y") hereunder, thereunder or otherwise, including without limitation any obligation to make any release, delivery or payment to Party Y pursuant to this Confirmation or any other agreement between Party X or any of its affiliates and Party Y, against any right Party X or any of its affiliates may have against Party Y, including without limitation any right to receive a payment or delivery pursuant to this Confirmation or any other agreement between Party X or any of its affiliates and Party Y. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of the same type, such obligation and right shall be set off in kind. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of any other type, the value of each of such obligation and such right shall be determined by the Calculation Agent and the result of such set-off shall be that the net obligor shall pay or deliver to the other party an amount of cash or assets, at the net obligor's option, with a value (determined, in the case of a delivery of assets, by the Calculation Agent) equal to that of the net obligation. In determining the value of any obligation to release or deliver Shares or right to receive Shares, the value at any time of such obligation or right shall be determined by reference to the market value of the Shares at such time. If an obligation or right is unascertained at the time of any such set-off, the Calculation Agent may in good faith estimate the amount or value of such obligation or right, in which case set-off will be effected in respect of that estimate, and the relevant party shall account to the other party at the time such obligation or right is ascertained.

        TAX REPRESENTATIONS.  None.

        AGREEMENTS TO DELIVER DOCUMENTS. For the purpose of Sections 4(a)(i) and (ii), each of CSFB and Counterparty agrees to deliver the following documents, as applicable:

          1. The Issuer shall have executed and delivered to CSFB, upon execution of this Confirmation, an Issuer Acknowledgement in the form attached as Annex A hereto.

          2. Each of CSFB and Counterparty will deliver to the other party, upon execution of this Confirmation and upon request of such other party, evidence reasonably satisfactory to the other party as to the names, true signatures and authority of the officers or officials signing this Confirmation on its behalf.

          Such documents shall be covered by the representation set forth in
          Section 3(d).

        MISCELLANEOUS:

          1.   ADDRESSES FOR NOTICES. For the purpose of Section 12(a):

               Address for notices or communications to CSFB (other than by facsimile) (for all purposes):

               Address: Credit Suisse First Boston International c/o Credit Suisse First Boston LLC
                                11 Madison Avenue
                                New York, NY  10010
                                Attn:    Senior Legal Officer
                                Tel:  (212) 538 4488
                                Fax:  (212) 325 4585

               With a copy to:  Credit Suisse First Boston LLC
                                1 Madison Avenue, 8th Floor
                                New York, New York 10010

                                For payments and deliveries:
                                Attn:    Ricardo Harewood
                                Tel:  (212) 538-9810
                                Fax:  (212) 325- 8175

                                For all other communications:
                                Attn:   Joe Belnome/John Ryan
                                Tel.:  (212) 538-1277/(212) 325-8681
                                Fax:   (212) 538-8898

               Designated responsible employee for the purposes of Section 12(a)(iii): Senior Legal Officer

               Address for notices or communications to Counterparty:

               Address:   FFL Executive Partners, L.P.
                          One Maritime Plaza, Suite 1000, San Francisco,
                          CA  94111
              Attention:  Rajat Duggal
              Facsimile No.: (415) 402-2111      Telephone No.: (415) 402-2100


              With a copy to:

              Address:    Bingham McCutchen LLP
                          399 Park Avenue
                          New York, NY 10022
              Attention:  Neil Townsend
              Facsimile No.:(212) 702-3644  Telephone No.: (212) 318-7722

          2. The date and time of the Transaction will be furnished by CSFB to Counterparty upon written request by Counterparty.

          3.  [RESERVED]

          4. WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS CONFIRMATION OR ANY CREDIT SUPPORT DOCUMENT. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Confirmation by, among other things, the mutual waivers and certifications in this Section.

          5. SERVICE OF PROCESS. The parties irrevocably consent to service of process given in the manner provided for notices in Section in paragraph 1 immediately above. Nothing in this Confirmation will affect the right of either party to serve process in any other manner permitted by law.

          6. THE AGREEMENT AND EACH CONFIRMATION THEREUNDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE (PROVIDED THAT AS TO PLEDGED ITEMS LOCATED IN ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK, CSFB SHALL, IN ADDITION TO ANY RIGHTS UNDER THE LAWS OF THE STATE OF NEW YORK, HAVE ALL OF THE RIGHTS TO WHICH A SECURED PARTY IS ENTITLED UNDER THE LAWS OF SUCH OTHER JURISDICTION). EACH PARTY HEREBY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK. THE PARTIES HERETO HEREBY

              AGREE THAT THE CUSTODIAN'S JURISDICTION, WITHIN THE MEANING OF
              SECTION 8-110(E) OF THE UCC, INSOFAR AS IT ACTS AS A SECURITIES INTERMEDIARY HEREUNDER OR IN RESPECT HEREOF, IS THE STATE OF NEW YORK.

          7. This Confirmation is not intended and shall not be construed to create any rights in any person other than Counterparty, CSFB and their respective successors and assigns and no other person shall assert any rights as third-party beneficiary hereunder. Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of Counterparty and CSFB shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not.

          8. Any provision of this Confirmation may be amended or waived if, and only if, such amendment or waiver is in writing and signed, and in the case of an amendment, by Counterparty and CSFB or, in the case of a waiver, by the party against whom the waiver is to be effective.

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Confirmation.



                                Yours faithfully,

                                CREDIT SUISSE FIRST BOSTON INTERNATIONAL


                                By:___________________________________
                                Name:
                                Title:



Confirmed as of the date first written above:

FFL EXECUTIVE PARTNERS, L.P.

BY:  FRIEDMAN FLEISCHER & LOWE GP, LLC, ITS GENERAL PARTNER


By:________________________________
Name:  David L. Lowe
Title: Senior Managing Member


CREDIT SUISSE FIRST BOSTON LLC,
as Agent


By:________________________________
Name:
Title:



Our Reference Number: External ID: 9183172 / Risk ID: 40063496

                                                                     ANNEX A

                        [FORM OF ISSUER ACKNOWLEDGEMENT]
                                                                      [DATE]

Credit Suisse First Boston International
c/o Credit Suisse First Boston LLC
Eleven Madison Avenue
New York, New York 10010

         Re:  PROPOSED TRANSACTION BY FFL EXECUTIVE PARTNERS, L.P.

Ladies and Gentlemen:

     Korn/Ferry International (the "COMPANY") understands that FFL Executive Partners, L.P. ("COUNTERPARTY") proposes to enter into a hedging transaction (the "TRANSACTION") with Credit Suisse First Boston International ("CSFB") with respect to the 7.5% Convertible Subordinated Notes due 2010 of the Company (the "CONVERTIBLE NOTES") convertible into shares of common stock of the Company (the "COMMON STOCK"). Specifically, the Company understands that Counterparty proposes to enter into a forward sale and purchase transaction with CSFB, pursuant to which CSFB will pay cash to Counterparty on or shortly after the date of execution of the Transaction and Counterparty will deliver to CSFB on or about March 10, 2007 or such other date specified by CSFB upon 1 Business Day's notice (the "SETTLEMENT DATE"), $225,469.03 aggregate principal amount of Convertible Notes (subject to applicable adjustments). In addition, the Company understands that Counterparty initially will pledge $225,469.03 aggregate principal amount of Convertible Notes owned by Counterparty to CSFB to secure Counterparty's obligations under the Transaction (the "PLEDGE").

     The Company has no objection to the proposed Transaction or to the Pledge. The Company confirms that the Transaction and the Pledge will not violate any insider trading or other policy or rule of the Company.

     The Company agrees that if CSFB forecloses on the Convertible Notes, or the Convertible Notes are transferred to CSFB pursuant to the terms of the Transaction, that promptly, upon delivery to the Company or its transfer agent of:

     (i)  any required tax stamps; and

     (ii) a duly executed notice of conversion (attached hereto as Exhibit 1)

the Company (x) will effect the conversion of such Convertible Notes without any further action or delivery of any documents or instruments on the part of CSFB or Counterparty and notwithstanding any policy or objection the Company may have at the time that would otherwise prevent or delay any sale or transfer of any shares of Common Stock or Convertible Notes by Counterparty at the time of such foreclosure or transfer and (y) will instruct its transfer agent to convert any such Convertible Notes held by CSFB in Pledge, in accordance with the provisions of the Convertible Notes, into the such number of shares of fully paid and non-assessable shares of Common Stock as provided for by the terms of the Convertible Notes and issue shares of Common Stock without any legends thereon that relate to restrictions on the disposition thereof under the Securities Act of 1933 or otherwise register in such name or names as CSFB shall request and deliver such shares directly to CSFB or its designee without the return thereof to Counterparty.



                                     KORN/FERRY INTERNATIONAL



                                     By:_______________________________
                                        Name:
                                        Title:

                                                         EXHIBIT 1 TO ANNEX A


                         [FORM OF NOTICE OF CONVERSION]

                                                                   [DATE]

Korn/Ferry International
1800 Century Park East, Suite 900
Los Angeles, CA 90067
Attn:  Secretary

Ladies and Gentlemen:

     Please be advised that FFL Executive Partners, L.P., a Delaware limited partnership ("SELLER"), has entered into a Prepaid Forward Confirmation (the "AGREEMENT") dated as of March 15, 2005 with Credit Suisse First Boston International ("BUYER"), by Credit Suisse First Boston LLC as its agent
(the "AGENT").

     Seller is the record holder of 7.5% Convertible Subordinated Notes due 2010 (evidenced by the certificates attached hereto, the "SECURITIES") of Korn/Ferry International, a Delaware corporation (the "COMPANY"). The Securities are convertible into shares of common stock ("COMMON STOCK") of the Company. Seller and Buyer are willing to sell and purchase $225,469.03 aggregate principal amount of the Securities at the times and on the terms set forth in the Agreement. Seller has agreed, pursuant to the Agreement, to grant Buyer a security interest (the "PLEDGE") in Securities (the "PLEDGED SECURITIES") to secure the obligations of Seller under the Agreement.

     This letter constitutes written notice of conversion (the "NOTICE OF CONVERSION") required by the Securities and instruments governing the Securities. In the event that Seller delivers Securities pursuant to its obligations under the Agreement, or in the event of the exercise by Buyer of any of its rights under the Pledge with respect to the Pledged Securities, the Seller and Buyer hereby elect that such Securities be converted into such number of shares of Common Stock as provided for by the terms of the Securities and its governing instruments.

     Pursuant to this Notice of Conversion and upon delivery of certificates evidencing the Securities subject to conversion duly endorsed by Seller or in blank or accompanied by a duly executed proper instrument of transfer in a form satisfactory to the Company, please convert the Securities into the applicable number of shares of Common Stock and, at Buyer's direction, either (i) issue them in the name of Credit Suisse First Boston International and deliver the certificate evidencing such shares of Common Stock directly to the following address:

                     Credit Suisse First Boston International
                       c/o Credit Suisse First Boston LLC
                          1 Madison Avenue, 8th Floor
                            New York, New York 10010
                             Attn: Ricardo Harewood
                           OTC Derivative Operations

or (ii) deliver them in electronic equivalent form to an account specified by Buyer at such time.

     PLEASE DO NOT DELIVER THE CERTIFICATES REPRESENTING SUCH SHARES OF COMMON STOCK TO SELLER UNDER ANY CIRCUMSTANCES PURSUANT TO THE TERMS OF THIS NOTICE OF CONVERSION.




















                                    Ex. 1-1

     This Notice of Conversion will be irrevocable by the Seller. This Notice of Conversion will automatically terminate upon the satisfaction of Seller's delivery obligations under the Agreement, as determined in good faith by the Buyer.

                                     Very truly yours,

                                     FFL EXECUTIVE PARTNERS, L.P.


                                     BY:  FRIEDMAN  FLEISCHER & LOWE GP,
                                          LLC, ITS GENERAL PARTNER


                                     By:__________________________________
                                        Name:
                                        Title:



                                     CREDIT SUISSE FIRST BOSTON INTERNATIONAL


                                     By:___________________________________
                                        Name:
                                        Title:



















































                                    Ex. 1-2